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FILED PURSUANT TO RULE 424(B)(3)
REG. STATEMENT NO. 333-117786

27,927,018 SHARES

PRIMAL SOLUTIONS, INC.

COMMON STOCK

        This Prospectus relates to the public offering of 27,927,018 shares of our common stock, $0.01 par value. These shares or interests therein may be offered and sold from time to time by the selling stockholders named herein or their transferees. We will bear the costs relating to the registration of these shares.

        The selling stockholders may dispose of their common stock through public or private transactions at prevailing market prices or at privately negotiated prices. The selling stockholders may include pledgees, donees, transferees, or other successors in interest. The selling stockholders will pay any sales commissions incurred in connection with the disposition of shares through this Prospectus.

        As described under the heading, "Selling Stockholders" and as more fully described herein, the selling security holders under this registration statement include certain officers and directors of the Company.

        Selling security holders residing in New Jersey are advised that the Company's common stock may only be sold through a registered broker-dealer or in reliance upon an exemption from registration under New Jersey securities laws.

        Our shares are quoted on the OTC Bulletin Board and on the Pink Sheets under the symbol "PSOL." The closing price of the shares as quoted on the OTC Bulletin Board and on the Pink Sheets on May 3, 2005 was $0.15 per share.

        You should carefully consider "Risk Factors" beginning on page 6 for important information you should consider when determining whether to invest in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 19, 2005

EXPLANATORY NOTES

        We have not authorized anyone to provide you with information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of common stock covered by this Prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date, regardless of the time of delivery of this Prospectus or of any sale of the shares. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

        In this Prospectus, the words "Company," "we," "our," "ours" and "us" refer only to Primal Solutions, Inc. and its subsidiaries (unless indicated otherwise), and not to any of the selling stockholders. The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. You should read carefully this entire Prospectus, including the financial information and related notes, as well as the documents we have incorporated by reference into this Prospectus before making an investment decision.

        This Post-Effective Amendment No. 3 to our registration statement on Form SB-2 (SEC File No. 333-117786) is being filed in connection with our obligation to periodically update and maintain the information contained in this registration statement.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this Prospectus. You should read the entire Prospectus carefully, including "Risk Factors" beginning on page 6 and the financial data and related notes, included elsewhere in this Prospectus, before making an investment decision.

Summary	On June 15, 2004, Primal Solutions, Inc. ("Primal" or the "Company") completed a private placement of its common stock and warrants to Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the "Special Situations Funds" or the "Institutional Investors"). In connection with the private placement, we also sold shares of our common stock and warrants to other accredited investors ("Accredited Investors"), including but not limited to each member of our Board of Directors, our Chief Executive Officer, and our then current Chief Financial Officer. (Those Accredited Investors who are members of our management are hereafter referred to as "Management Accredited Investors," and those accredited investors who are not members of our management are hereafter referred to as "Non-Management Accredited Investors.") Pursuant to our private placement with Special Situations Funds and the Accredited Investors (the "Private Placement"), we issued an aggregate of 14,284,782 shares of our common stock (the "Shares") and warrants to purchase 7,142,393 shares of our common stock (the "Warrants"; together with the Shares, the "Private Placement Securities"). See the discussion under the heading "Management's Discussion and Analysis—Other Events" beginning on page 27.

We are registering 27,927,018 shares of our common stock, consisting of the Shares and the shares underlying the Warrants (the "Warrant Shares"), as well as 5,847,669 other shares of our common stock (the "Prior Shares") and 652,174 shares underlying other warrants (the "Placement Warrants") that we previously issued, all for sale by the selling stockholders identified under the heading "Selling Stockholders" beginning on page 57. The number of shares subject to this Prospectus represents 77.0% of our issued and outstanding common stock as of March 21, 2005 and 63.4% after issuance of all currently unissued shares included in this Prospectus. There can be no assurance that any or all of the unissued shares will be issued.
Description of Business
Primal Solutions, Inc., with its principal executive offices located at 18881 Von Karman Avenue, Suite 500, Irvine, California 92612, is in the business of providing communications software products and services. Our telephone number is (949) 260-1500.
Common Stock Outstanding
There are 36,252,991 shares of common stock issued and outstanding as of March 21, 2005. For a more detailed discussion about our common stock, see the discussion under the heading "Description of Capital Stock" beginning on page 56.

Use of Proceeds
We will not receive any proceeds from the disposition of any of the shares being registered on behalf of the selling stockholders. We will receive the exercise price upon exercise of the Warrants and Placement Warrants included in this Prospectus. We expect to use the proceeds received from the sale of the Private Placement Securities to expand our sales and marketing efforts in the near future and for other general working capital purposes. We expect to continue to use any proceeds from the exercise of the Warrants and Placement Warrants also for general working capital purposes.
Risk Factors
Purchase of our common stock involves a high degree of risk. You should read and carefully consider the information set forth under "Risk Factors" beginning on page 6 and the information contained elsewhere in this Prospectus.
Forward Looking Statements
The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in this Prospectus. See "Forward-Looking Statements" beginning on page 19.
Selected Financial Information
The following selected consolidated financial data has been derived from our financial statements. Our financial statements for the years ended December 31, 2004 and 2003 have been audited by Haskell & White LLP. Our financial statements are included in this Prospectus and the information below is qualified by reference to such financial statements and the report on those financial statements.
	For the year ended December 31, 2004	For the year ended December 31, 2003
Statement of Operations Data:
Total revenues	$7,609,000	$6,517,000
Income (loss) from operations	$(1,072,000)	$(72,000)
Net income (loss)	$(1,200,000)	$(278,000)
Basic and diluted net income (loss) per share	$(0.04)	$(0.01)
Weighted-average basic common shares outstanding	29,238,864	20,369,380
Weighted-average diluted common shares outstanding	29,238,864	20,369,380
	December 31,
	2004	2003
Balance Sheet Data:
Cash and cash equivalents	$2,603,000	$1,249,000
Working capital	$609,000	$(139,000)
Total assets	$4,399,000	$3,244,000
Net stockholders' equity (deficit)	$928,000	$(598,000)

RISK FACTORS

        Ownership of our common stock involves a high degree of risk. You should consider carefully the factors set forth below, as well as other information contained in this Prospectus.

Risks Related to Our Business and Our Marketplace

Our largest customer has elected not to renew its license and services agreements.

        Following the completion of its merger with another wireless telecommunications company in November 2004, our largest customer notified us of its intention not to renew its license and services agreement with us upon its expiration in accordance with its terms in December 2005. Based upon our conversations with this customer, it is our understanding that our customer's election not to renew its agreement with us was a result of a previous significant investment by its merger partner in an existing billing system in place prior to the merger, and on which most of the combined company's customers already reside. We expect to continue to maintain our historically cooperative working relationship with this customer, and are in discussions to modify and extend our license and services agreement to meet some of the customer's on-going need to access historical data.

        Revenue from this customer represented approximately 56% or $ 4.3 million based on total revenues of $7.6 million for the fiscal year ended December 31, 2004, and approximately 69% or $4.5 million based on total revenues of $6.5 million for the fiscal year ended December 31, 2003. The related costs of revenues include staffing, management and overhead costs.

        As discussed elsewhere in this Prospectus, we have increased our sales and marketing staffing and efforts, and are currently evaluating other strategic initiatives as part of our effort to increase revenues from other sources. In 2004, we worked to decrease the percentage of revenue that our largest customer represents through expanding relationships with our other customers and through increased customer acquisition activities. Unless we are able to increase our revenue from other sources, reduce our costs, or raise additional funds, the loss of revenue attributable to this customer may harm our business in the future. We can provide no assurance that we will be able to increase our revenue or reduce our costs sufficiently to offset the loss of revenue associated with this customer, if at all. Further we cannot be certain that additional financing will be available to us on acceptable terms if and when required, or at all.

        If we are unable to replace the loss of revenue associated with this customer, we might need to reduce our operating costs, which could cause difficulty in maintaining and growing the customer base, decrease our ability to attract and retain key employees and could result in a reduced stock price among other things.

Our revenues are generated from a limited number of customers and our customer base is concentrated.

        A substantial portion of our license and services revenues has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. Excluding revenues attributable to our largest customer, total revenues from our second largest customer during the fiscal year ended December 31, 2004 represented approximately 13% of total revenues. The loss of an additional large customer would cause our business to be further harmed and, if another large contract is cancelled, deferred, expires or if an anticipated contract does not materialize, our business would be harmed.

If we are unable to attract additional customers beyond our current limited number, our future success could be limited or adversely affected.

        Our future success will depend on our ability to attract additional customers beyond our current limited number. The growth of our customer base could be adversely affected by one or more of the following:

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  customer unwillingness to implement our software products;

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  any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;

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  our customers' inability to raise capital to finance their business plans and capital expenditures;

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  new product introductions by our competitors;

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  any failure of our products to perform as expected;

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  any difficulty we may incur in meeting customers' delivery requirements; or

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  the market perception of our financial condition and/or current stock price.

We have a limited history as a provider of communications software products. As a result it is difficult to evaluate our business and prospects.

        Primal was founded in 1996. We received our first revenues from licensing our communications software products and performing related services in 1999. Until 1999, substantially all of our revenues were derived from performing consulting services unrelated to our software products. Sales of our software products and related services accounted for substantially all of our revenues since 1999. Because we have a limited operating history as a provider of communications software products, it is difficult to evaluate our business and prospects.

We have not achieved profitability on an annual basis and expect to continue to incur net losses in future quarters.

        In order to become profitable, we must increase our revenues or decrease expenses. We may not be able to increase or even maintain our revenues, and we may not achieve sufficient revenues or profitability in any future period. We recorded net losses of $1.2 million and $278,000 for the fiscal years ended December 31, 2004 and December 31, 2003, respectively, and we could incur net losses for the foreseeable future. As of December 31, 2004, we had an accumulated deficit of $13.9 million (which accumulated deficit includes $7.7 million of purchase price Goodwill amortization expense and write-down, of which $5.6 million of Goodwill was written down in connection with our annual impairment test conducted in 2001, as required by FASB Statement No. 142).

        We will need to generate additional revenues from the sales of our products and services or take steps to further reduce operating costs to achieve and maintain profitability. We expect that we will face increased competition, which will make it more difficult to increase our revenues. Even if we are able to increase revenues, we may experience price competition that will lower our gross margins and our profitability. Any increase in the percentage of our revenues attributed to indirect channels and services, both of which generally have lower margins, will lower our gross margins.

        In 2003, we established a new subscription-based recurring license fee software licensing model for new Connect IXC™ and Access IM® customers that allows them to pay a monthly fee based on the number of subscribers and/or transaction volumes associated with our products as compared to an up-front one-time license fee. Under this subscription-based recurring payment pricing model, revenue from customers is expected to grow as their subscribers and/or transaction volumes grow and, thus, revenue from these customers is expected to be low in the early part of the customer contracts and higher in later years. If our new customers do not or are not able to increase the number of subscribers as they expect, our revenues could be lower than anticipated.

        If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

Our quarterly operating results may fluctuate in future periods and we may fail to meet expectations.

        Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below the expectations of public market analysts and investors, and the price of our common stock may fall. Factors that could cause quarterly fluctuations include:

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  the timing and volume of orders for our software. Customers typically order our products and services only after other vendors have provided the infrastructure for their communications network. There can be delays in that process. It is therefore difficult for us to predict the timing of orders for our products and services by customers;

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  the ability of our customers to expand their communications operations and increase their subscriber base, including their ability to obtain financing;

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  changes in our pricing policies or competitive pricing by our competitors;

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  the timing of releases of new products by manufacturers of communications equipment with which our products operate; and

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  the timing of product introductions by competitors.

        We have difficulty predicting the volume and timing of orders from new customers. For example, we expect an increasing percentage of our total revenues will come from licenses of Access IM®, Connect RTR™ and Connect IXC™ and related services, but the markets for these products are in their early stages of development and are therefore unpredictable. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

        Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

Our lengthy sales cycle makes it difficult to anticipate the timing of sales, and revenue may vary from period to period.

        The sales cycle associated with the purchase or license of our products is lengthy, and the time between the initial proposal to a prospective customer and the signing of a license agreement can be as long as one year. Our products involve a commitment of capital, time and internal resources that may be significant to the customer. In addition, market conditions have lengthened the sales cycles associated with our products. These delays may reduce our revenue in a particular period without a corresponding reduction in our costs, which could hurt our results of operations for that period.

If the multi-systems operator "MSO" market does not expand as we anticipate, our future growth and success could be limited.

        The market for MSOs to provide communications services using internet protocol networks ("IP networks") is in its early stages. We believe this market shows signs of growth opportunities for our products and services. However the revenue opportunities in the MSO market are dependent on certain factors, including the following:

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  the adoption of voice-over cable services by the consumer;

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  the timing of the MSO providers offering voice-over cable services;

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  our contracts with MSOs having volume-based characteristics;

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  our ability to enable our products to conform and comply with industry standards;

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  new competitors we might encounter; and

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  changes to technical specifications before our products are accepted.

If the market does not grow as we expect, our future growth and success could be limited.

Following our financing, we need to manage growth effectively.

        We completed the Private Placement in June 2004, raising approximately $3.3 million in gross proceeds. We have used and plan to continue to use a portion of the net proceeds to stimulate our growth by and among other things, continuing to expand our sales and marketing efforts. We expect our growth could place significant demands on management as well as on our administrative, operational and financial resources and controls. If we fail to manage any growth that we may achieve effectively, our business could be adversely affected. If we cannot effectively establish and improve processes, we may not be able to manage our growth successfully.

Our future success depends on our ability to attract and retain qualified personnel.

        We expect to continue hiring sales, support, marketing and administrative personnel as needed. We may not be able to attract, assimilate or retain highly qualified personnel in the future. In particular, our financial success and our ability to increase revenues in the future depend considerably upon the productivity of our direct sales force that has historically generated a majority of our revenues. This productivity will depend to a large degree on our success in recruiting, training and retaining qualified direct salespeople. Our business will be harmed if we fail to hire or retain qualified personnel, or if newly hired employees, particularly salespeople, fail to develop the necessary sales skills or develop these skills more slowly than we anticipate.

Loss of our senior management could harm our business if we are unable to hire suitable replacements.

        Our future success depends to a significant extent on the continued services of our senior management. If we lose the services of any of our senior management and are unable to hire suitable replacements, it could harm our business. Our success also depends in large part on our ability to motivate and retain senior management. Significant turnover of our senior management could hinder our ability to effectively serve our existing customers and compete for new business, either of which could adversely affect our business and results of operations.

Certain portions of the communications industry continue to experience consolidation, which may reduce the number of potential clients for our software.

        Certain portions of the communications industry continue to experience significant consolidation, whichmay be fewer potential clients for our products, increasing the level of competition for new customers. In addition, larger consolidated communication service providers have strengthened their purchasing power, which could create pressure on the prices and the margins we could realize. These companies are also striving to streamline their operations by combining different communications systems and the related operations support systems into one system, reducing the number of vendors needed. We have sought to address this situation by continuing to market our products and services to new clients and by working with major communication service providers or "CSPs" to provide products and services that they need to remain competitive.

If we are forced to compete with a small number of incumbent operations support systems or "OSS" providers in selling products and services to large CSPs, our business may be harmed.

        We believe large CSPs are seeking ways to reduce operating costs. Many CSPs have a large number of OSS systems from a variety of different suppliers. In an effort to reduce operating costs, the CSPs could choose to reduce the number of OSS vendors they use in hopes to gain efficiencies. We could lose customers if we were not selected as a surviving incumbent OSS provider. In addition, our ability to sell our products and services to the large CSPs could be limited if we had to compete directly with an incumbent OSS provider with greater resources.

If our clients in the emerging market segments do not receive sufficient financing, it could affect our ability to grow.

        Some of our clients and potential clients are new entrants to the communications market and have limited or no operating histories and limited financial resources. These clients often must obtain significant amounts of financing to fund operations and to deploy their networks. We frequently work with such companies prior to their receipt of financing. If these companies fail to receive adequate financing, particularly after we have begun working with them, or are not able to implement their business plans successfully, our results of operations may be harmed. In addition, because of recent and current economic conditions, these companies are experiencing difficulty in obtaining adequate financing.

Our growth depends on the commercial acceptance of our products for IP networks, and it is uncertain to what extent the market will accept these products.

        Our future growth depends on the commercial success of our products. Substantially all of our revenues are derived from licenses of these products, and related services. Our business will be harmed if our target customers do not adopt and purchase or license these software products. The market for IP network mediation and rating software is in its early stages of development. Our future financial performance will also depend on the successful development, introduction and customer acceptance of our software products for IP networks. We are not certain that our target customers will widely adopt and deploy our software products in their communications operations. Our future revenues will also depend on our customers' licensing software for additional subscribers or for additional event records. Their failure to do so could harm our business.

An increasing number of contracts we enter into are multiple years in length and include recurring fees related to licensing and services. If our customers exercise early termination provisions or experience a decline or lack of volume, our revenue could be harmed.

        An increasing number of our contracts with new customers are multi-year agreements and include recurring license and service fees. Some of our contracts for new customers could include a recurring licensing and services component that may vary based on usage and volume throughout the duration of the contract. Also, some of our contracts include early termination clauses that enable customers to terminate those contracts without cause. If our customers exercise early termination or experience a decline or lack of volume, our revenue could be harmed.

If we do not increase market awareness of our products, our business may not grow.

        We sell and license our software products primarily through our direct sales force. Our financial success and our ability to increase revenues in the future may depend considerably upon the productivity of our direct sales force. Our ability to increase revenues significantly will suffer if we fail to attract and retain qualified sales personnel.

        During 2003 and 2004, we augmented our direct sales channel through additional third-party distribution arrangements, such as indirect sales channels, including system integrators, hardware platform and software applications developers and service providers, domestic and foreign resellers and value-added resellers. However, there is no guarantee that we will successfully augment these arrangements or that the expansion of indirect sales distribution methods will increase revenues. We may be at a competitive disadvantage if we fail to enhance these indirect sales channels.

If our software products do not continue to be enhanced and continue to integrate and operate successfully with the communications equipment of the leading manufacturers, we may be unable to maintain our existing customers and/or generate new sales.

        If we do not continue to improve our software products and develop new software products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we may be unable to maintain existing customers and/or attract new customers.

        Additionally, the success of our software products depends upon the continued successful integration and operation of our software products with the communications equipment of the leading manufacturers. We currently target a customer base that uses a wide variety of communications network infrastructure equipment and software platforms, which are constantly changing. As such, we must continually modify our software products as new communications equipment is introduced. If our products fail to satisfy these demanding and rapidly changing technical challenges, our business may be harmed.

        We have in the past experienced delays in releasing new software products and product enhancements and may experience similar delays in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchasing or licensing our software products.

We face intense competition from companies that may have greater resources than we do, and if we are unable to compete with them effectively, then our business may suffer.

        The market for our products is very competitive. During 2000 to 2002, the economic downturn in the communications industry resulted in fewer sales opportunities, which in turn resulted in more competition for each sales opportunity that existed. More recently, the economic conditions surrounding the communications industry have shown signs of improvement and increased capital spending in certain segments. Our principal competitors include mediation system providers, billing and customer care system providers, operation support system providers, system integrators and service bureaus, and the internal information technology departments of larger communications companies, which may elect to develop functionalities similar to those provided by our product in-house rather than obtaining them from outside suppliers.

        Many of our current and future competitors may have advantages over us, including:

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  longer operating histories;

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  larger customer bases;

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  substantially greater financial, technical, sales and marketing resources; and

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  greater name recognition.

        Our current and potential competitors have established, and may continue to establish in the future, cooperative relationships among themselves or with third parties that would increase their ability to compete with us. In addition, competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer needs, or to devote more resources to promoting and selling their products. If we fail to adapt to market demands and to compete successfully with existing and new competitors, our business and financial performance will suffer.

We depend on our intellectual property, and litigation regarding our intellectual property could harm our business.

        Unauthorized use or misappropriation of our intellectual property could seriously harm our business. Our intellectual property includes our proprietary technology, our trade secrets, patents, copyrights in our software products, and our trademarks. Our copyrights and patents are important to the protection of our software, and our trademarks are important to the protection of our company and product names. These copyrights, patents and trademarks discourage unauthorized use of our software and our company and product names and provide us with a way to enforce our rights in the event that this unauthorized use occurs. Third parties may infringe upon our intellectual property rights, and we may be unable to detect this unauthorized use or effectively enforce our rights. Furthermore, the laws of certain countries in which we sell or license our products do not protect our software products and intellectual property rights to the same extent, as do the laws of the United States. In addition, any legal action that we may bring to protect our intellectual property rights could be expensive and distract management from day-to-day operations.

Claims by others that we infringe their proprietary technology could divert our resources, result in unexpected license fees and harm our business.

        Third parties could claim that our current or future products or technology infringe their proprietary rights. An infringement claim against us could be costly even if the claim is invalid, and could distract our management from the operation of our business. Furthermore, a judgment against us could require us to pay substantial damages and could also include an injunction or other court order that could prevent us from selling or licensing our product offering. If we faced a claim relating to proprietary technology or information, we might seek to license technology or information, or develop our own, but we might not be able to do so. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling or licensing our products and could seriously harm our business.

If our software contains errors or our software product development is delayed, our business will suffer.

        We face possible claims and higher costs as a result of the complexity of our software products and the potential for undetected errors. Due to the importance of our products to our customers' operations, undetected errors are of particular concern. Computer software such as ours always contains undetected errors. The implementation of our products, which we accomplish through our services division, typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no cost. If our software contains significant undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner, we could experience loss of or delay in revenues, loss of customers, injury to our reputation, legal actions by customers against us, and increased service and warranty costs.

        In general, we attempt to enter into license agreements with our customers that contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, we attempt to enter into license agreements that cap the amounts recoverable for damages to the amount paid by the licensee to us for the product or service, giving rise to the damages. However, all domestic and international jurisdictions may not enforce these limitations. Not all of our license agreements may contain each such provision. We may encounter product liability claims in the future. Product liability claims, whether or not successful, brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

Fixed price services engagements can impact our profitability if we fail to complete them within the estimated budget.

        We perform some of our professional services engagements on a fixed price basis. If the project requires more labor or products than was estimated by us in determining the fixed price agreed to with the customer, our margins and profitability will be adversely affected. In addition, failure to complete services as required or to obtain written acceptance of completed milestones may result in deferral of revenue until such completion or acceptance occurs and may cause revenues to be recognized in periods other than as initially expected or forecast.

Barriers to international expansion could limit our future growth.

        We may in the future consider expanding our international operations, and, in the event we do so, we may face significant barriers to this expansion. Our failure to manage our international operations effectively could limit the future growth of our business. While our revenues attributable to international operations during 2004 have increased, the percentage of our revenues attributable to international operations relative to total revenues has decreased. International customers represented approximately 14% and 16% of our total revenue for the fiscal years ended December 31, 2004 and 2003. We conduct our international sales primarily with partners with operations around the world. Any expansion of our existing international operations and entry into additional international markets may require significant management attention and may require additional financing.

        Our international operations face numerous risks. Our products must be localized—customized to meet local user needs—in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. In addition, we have only a limited history of marketing, licensing, selling and supporting our products and services internationally. As a result, we believe we must focus on entering into strategic relationships with companies in international markets. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future growth could be limited.

        We also face certain other risks inherent in conducting business internationally, such as:

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  difficulties and costs of securing and training international partners;

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  language and cultural differences;

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  difficulties in collecting accounts receivable and longer collection periods;

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  seasonal business activity in certain parts of the world;

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  fluctuations in currency exchange rates;

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  legal and governmental regulatory requirements;

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  trade barriers; and

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  potentially adverse tax consequences.

        Any of these factors could seriously harm our international operations and, consequently, our business.

        To date, a majority of our international revenue and costs have been denominated in United States Dollars. However, future international revenue and costs may be denominated in currencies other than the United States Dollar. We have not engaged in any foreign exchange hedging transactions, and we are therefore subject to foreign currency risk.

If we acquire additional companies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or adversely affect our operating results.

        We may decide to make other investments in complementary companies. We may not realize the anticipated benefits of any other acquisition or investment. The success of our acquisition program will depend on our ability to overcome substantial obstacles, such as the availability of acquisition candidates, our ability to compete successfully with other acquirers seeking similar acquisition candidates, the availability of funds to finance acquisitions and the availability of management resources to oversee the operation of acquired businesses. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders. In addition, our profitability may suffer because of acquisition-related costs or future impairment costs for acquired goodwill and other intangible assets. We have limited resources and we can offer no assurance that we will succeed in consummating any additional acquisitions or that we will be able to integrate and manage any acquisitions successfully.

        We have no present commitments, understandings or plans to acquire other companies.

If we fail to modify or improve our software products in response to evolving industry standards, our software products could rapidly become obsolete, which would harm our business.

        Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers.

        Our products are designed to work on a variety of hardware and software platforms used by our customers. However, our products may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, accounting and other systems that our customers use. We must constantly modify and improve our products to keep pace with changes made to these platforms and to back-office applications and other Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may harm our business.

Our operating results may be affected when we are required to change our accounting for employee stock options.

        We currently account for the issuance of stock options under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation expense is recognized for options granted to employees where the exercise price equals the market price of the underlying stock on the date of grant. In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment". This standard revises APB Opinion No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method for employee stock-based compensation currently adopted by the Company. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The effective date of this standard for the Company will be January 1, 2006. Our operating results could be negatively impacted as a result of the additional expenses associated with the expensing of stock options under this new standard. Management is currently assessing the extent of the negative impact, if any, that this new standard will have on the Company's financial statements. See Notes 1 and 6 of the "Notes to Consolidated Financial Statements" for the year ended December 31, 2004 and 2003, for a more detailed presentation of our accounting for stock-based compensation.

Governmental regulations that limit the growth of the Internet or the communications industry could limit our potential market.

        The communications carriers that constitute our clients are regulated at the federal, state and local levels. Federal and state regulations may inhibit the growth of the Internet or communications industry, affect the development of Internet enhanced services, limit the number of potential clients for our services, impede our ability to offer competitive services to the Internet and communications markets, or otherwise have an adverse effect on our business, financial condition, results of operations and cash flows.

        In addition, some states have pending legislation that prohibits municipal utilities from offering telecommunication services.

        The Telecommunications Act of 1996, which in large measure deregulated the telecommunications industry, has caused, and is likely to continue to cause, significant changes in the industry, including the entrance of new competitors, consolidation of industry participants and the introduction of bundled services, such as wireless, wireline, data, and video. Those changes could in turn subject us to increased pricing pressures, decrease the demand for our products and services, increase our cost of doing business or otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Owning Our Stock

Future sales of our common stock may depress our stock price.

        A significant number of shares of our common stock are freely tradable. Additionally, we have registered as part of this registration statement shares representing 77% of our issued and outstanding common stock as of March 21, 2005 and 63.4% after issuance of all currently unissued shares included in this Prospectus. If any of our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. In addition, such sales could create the perception in the public of difficulties or problems with our software products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. This registration statement is not currently effective due to the passage of time. If and when this post-effective amendment no. 3 to the registration statement is declared effective, the shares covered by this registration statement will again be freely tradable.

Since first trading on March 14, 2001, our common stock has experienced significant price and volume volatility and we expect that it will continue to do so in the future, which substantially increases the risk of loss to persons owning our common stock.

        There was no market for our common stock prior to our initial distribution in 2001. Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

        In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many Internet and computer software companies, including ours, and which we believe have often been unrelated to the operating performance of these companies or our Company.

We are not required to meet or maintain any listing standards for our common stock to be quoted on the OTC Bulletin Board or the Pink Sheets which could effect our stockholders' ability to access trading information about our common stock.

        The OTC Bulletin Board and the Pink Sheets are each separate and distinct from the Nasdaq Stock Market and any national stock exchange, such as the New York Stock Exchange or the American Stock Exchange. Although the OTC Bulletin Board is a regulated quotation service operated by the NASD that displays real-time quotes, last sale prices, and volume information in over-the-counter ("OTC") equity securities like our common stock, and although Pink Sheets' Electronic Quotation Service is an Internet-based, real-time quotation service for OTC equities for market makers and brokers that provides pricing and financial information for the OTC securities markets, we are not required to meet or maintain any qualitative or quantitative standards for our common stock to be quoted on either the OTC Bulletin Board or the Pink Sheets. Our common stock does not presently meet the minimum listing standards for listing on the Nasdaq Stock Market or any national securities exchange, which could affect our stockholders' ability to access trading information about our common stock. Additionally, we are required to satisfy the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If we fail to do so, our shares may no longer be quoted on the OTC or the Pink Sheets.

We do not intend to pay dividends; you will not receive funds without selling shares.

        We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares.

Because some stockholders together beneficially own or have the right to vote 45.8% and 21.0% respectively, of our voting stock, the voting power of other stockholders may be limited.

        As of March 21, 2005, persons affiliated with the Special Situations Funds beneficially own or control, directly or indirectly, outstanding shares of common stock, which in the aggregate represent approximately 45.8% of the outstanding shares of common stock. In addition, our executive officers and directors beneficially own or control, directly or indirectly, outstanding shares of common stock, which in the aggregate represent approximately 21.0% of the outstanding shares of common stock. As a result, if some of these persons or entities act together, they may have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different than yours. For example, they may be more interested than our other stockholders in selling Primal to an acquirer or in pursuing alternative strategies.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of us.

        Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire Primal without the consent of our Board of Directors. The acquirer will not be able to cumulate votes at a meeting of our stockholders, which will require the acquirer to hold more shares to gain representation on the Board of Directors than if cumulative voting were permitted. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the Board of Directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation.

        Furthermore, our Board of Directors could choose not to negotiate with an acquirer that it did not feel was in the strategic interests of Primal. If the acquirer was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

Our common stock may be subject to penny stock rules, which may make it more difficult for our stockholders to sell their common stock.

        Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission ("SEC"). Penny stocks generally are equity securities with a price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

USE OF PROCEEDS

        We will not receive any proceeds from the disposition of any of the shares being registered on behalf of the selling stockholders, nor will such proceeds be available for our use or benefit. We expect to continue to use the proceeds received from the sale of the Private Placement Securities to expand our sales and marketing efforts in the near future and for general working capital purposes.

        We currently expect that any proceeds received by us from the exercise of the Warrants or Placement Warrants would be used for general purposes. We cannot provide any assurance that any of the Warrants or Placement Warrants will be exercised and, if exercised, the amount of dilution, if any, to our stockholders as of such date. Except for any potential dilution that may result from the exercise of the Warrants or Placement Warrants, our stockholders will not suffer any dilution through the disposition of the common stock covered by this Prospectus.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our Board of Directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors.

CAPITALIZATION

        The following table sets forth our capitalization on December 31, 2004.

	Shares Authorized	Shares Outstanding	Amount
Preferred stock	5,000,000	—	—
Common stock	95,000,000	36,178,441	$361,784
Additional paid-in capital	—	—	13,232,265
Warrants(1)	—	—	1,204,500
Accumulated deficit	—	—	(13,870,688)
Net stockholders' equity (deficit)	—	—	$927,861

(1)
In accordance with the provisions of Accounting Principles Board Opinion No. 14, we allocated the gross proceeds received in the Private Placement to the common stock and warrants issued based on their relative estimated fair values. See the discussion under the heading "Management's Discussion and Analysis—Other Events" beginning on page 27 and Note 6 and Note 7 of the Notes to Consolidated Financial Statements.

PRICE RANGE OF COMMON STOCK

        Our common stock has been quoted on the OTC Bulletin Board since February 2001, and currently is quoted on the OTC Bulletin Board and the Pink Sheets under the trading symbol "PSOL." The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by OTC Bulletin Board. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	Bid
	High	Low
Year ended December 31, 2004:
First Quarter	$0.35	$0.21
Second Quarter	0.45	0.20
Third Quarter	0.30	0.12
Fourth Quarter	0.40	0.14
Year ended December 31, 2003:
First Quarter	$0.15	$0.04
Second Quarter	0.07	0.05
Third Quarter	0.18	0.04
Fourth Quarter	0.40	0.10

        As of March 21, 2005, there were approximately 350 holders of record of our common stock.

        We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we expect to retain any earnings to finance the operation and expansion of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion should be read in conjunction with our consolidated financial statements and related notes and the other financial information included elsewhere in this Prospectus.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

        The statements, other than statements of historical fact, included in this Prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Prospectus. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Prospectus or to reflect the occurrence of unanticipated events.

General

        We deliver software and service solutions that allow CSPs to generate revenue from their IP networks. Our communications software products and services enable usage-based billing and customer usage management for IP network services without requiring the CSP to undertake expensive changes or upgrades to existing back-office billing and customer care systems.

        We have focused our marketing and product strategy around IP networks. We believe that the greatest opportunity for growth in sales of both our products and services will be to CSPs who utilize IP networks for multiple services including voice, data, and video. Our IP mediation system, Access IM®, our event rating system, Connect RTR™, our integrated mediation, rating and web presentation system, Connect IXC™, and our customer care and billing system, Connect CCB®, form the foundation for the solutions we provide to customers.

        We believe the primary markets that show signs of growth opportunities for our products and services are cable multiple service operators; rural broadband CSPs, including rural utilities and municipal agencies investing in broadband systems such as fiber-to-the-home networks (collectively referred to as "Rural Broadband CSPs"); and managed network service providers that provide enhanced voice and data services to business customers on a single IP network.

Current Conditions

        Our largest customer, which accounted for $4.3 million in revenues during the fiscal year ended December 31, 2004 or approximately 56% of total revenues, following the completion of its merger with another wireless telecommunications company in November 2004, notified us of its intention not to renew its license and services agreement with us. This customer accounted for approximately 69% or $4.5 million in revenue based on total revenues of $6.5 million for the fiscal year ended December 31, 2003. Our license and services agreement with this customer is scheduled to expire in December 2005 according to its terms. Based upon our conversations with this customer, it is our understanding that our customer's election not to renew its agreement with us was a result of a previous significant investment by its merger partner in an existing billing system in place prior to the merger, and on which most of the combined company's customers already reside. We expect to continue to maintain our historically cooperative working relationship with this customer and are in discussions to modify and extend our license and services agreement to meet some of the customer's on-going need to access historical data.

        As discussed elsewhere in this Prospectus, we closed the Private Placement in June 2004, resulting in gross proceeds of approximately $3.3 million. We have used and plan to continue to use a portion of the net proceeds from the Private Placement to expand the sales and marketing efforts in the near term and for other general working capital purposes.

        In 2004, we began expanding our sales and marketing capabilities to seek new sales opportunities for our products and services through our direct sales force and our relationships with communications infrastructure providers. The markets for these products have been and continue to be very competitive. Sales opportunities in the United States of America have continued to be limited due to the continued constrained economic conditions experienced by the communications industry, although we have begun to see improvements in the marketplace. While we believe there is a good opportunity to sell or license our solutions to Rural Broadband CSPs, the sales cycle in this market can be six months or longer because Rural Broadband CSPs are frequently local municipal utilities and are subject to various regulatory requirements and agency oversight that can delay the timeline for a Rural Broadband CSP attempting to offer new services to its customers. While sales opportunities have been available in international markets, such as Asia-Pacific and Europe, currently, we are not actively pursuing these geographic markets because of competition from larger competitors who have a local presence in these international markets, or locally based competitors in these international markets due to our current lack of a more fully-developed international sales and support capability.

        During 2003 and 2004, we successfully deployed our products and services into the "tier-one" Cable MSO and rural broadband markets, and have continued to focus on these domestic target markets. Additionally, we launched our application management and hosting services during 2003. To date, these services have served, and we anticipate will continue to serve, as an increasingly important element of our growth.

        Our other notable activities and accomplishments during 2003 and 2004 were as follows:

  •
  Increased our Connect IXC™ deployment support to a "tier-one" Cable MSO customer to assist this customer in rolling out its voice-over-IP networks ("VOIP") service to its 31 U.S. cable markets by the end of2004.

  •
  Deployed Connect IXC™ for another "tier-one" Cable MSO for its rollout of VOIP services that began later in 2004.

  •
  Deployed Connect CCB®, an integrated customer care and billing solution, and Connect IXC™ at a municipal utility to support its rollout of VOIP, cable television services, and high-speed data services.

  •
  Entered into a multi-year agreement with a rural municipality to deploy its operation support systems on a "next generation" network to support voice, video and data services on the same network ("triple play").

  •
  Enhanced our products to provide additional value for the customers in our target markets.

  •
  Further established relationships with communication infrastructure providers who are active in the rural broadband market.

  •
  Increased our marketing activities to build market awareness of our solutions through increased participation in trade shows and other activities.

  •
  Continued assisting our largest customer in migrating from our legacy billing system to our new billing system.

  •
  Expanded and strengthened management team.

        During 2003, we increased revenue by $389,000 to $6.5 million for the fiscal year ended December 31, 2003 in comparison to the year ended December 31, 2002. During the 2004 fiscal year we increased revenue by an additional $1.1 million or 17% to $7.6 million. Despite our improvements, we do not expect to achieve profitability in the near future as we continue to invest in growing our business.

        For the year ended December 31, 2004, we increased services revenue $1.2 million or 30% to $5.2 million, as compared to $4.0 million for the fiscal year ended December 31, 2003. This increase came primarily from our application management and hosting services, as well as from delivering customer usage analytics products and other new services that we believe will continue to support revenue growth throughout 2005. By leveraging our application management and hosting services and our approach to solutions delivery, we believe we are able to deliver uniquely-tailored solutions for clients that solve business challenges in time frames that make business sense for their businesses and we are able to create recurring revenue streams over and above those from software maintenance. We believe that our business model is most successful when we combine our application management and hosting services with delivery of software solutions and when we deliver to each client a series of smaller solutions rather than any single large solution. We believe that our success is enhanced when we take advantage of opportunities to provide value-added extensions or add-ons to help clients maximize the value they derive from the vast quantities of data created through their day-to-day operations. Through this approach, we believe that we are able to establish credibility, create strong relationships with our customers, and identify new opportunities to serve our clients as we get to know their needs over time. This strategy has been used successfully in serving both larger MSOs and other CSPs as well as community broadband providers.

        We expect revenue to continue to increase in 2005 and we expect services revenue to become a larger portion of total revenue as a result of the deployment of services to more customers. As we continue to build our services offering, we expect margins associated with services revenue to improve as certain fixed costs of services are leveraged to produce more services revenue.

        Working capital has significantly improved due to the closing of our $3.3 million Private Placement in the second quarter of 2004. We increased our cash balances by $1.4 million to $2.6 million at December 31, 2004 compared to December 31, 2003.

        The following discussion and analysis provides information that we believe is relevant for an assessment and understanding of our consolidated financial condition and results of operations. The discussion should be read in conjunction with our consolidated financial statements and related notes and the other financial information included elsewhere in this Prospectus.

Spin-Off of Primal

        We were spun-off as a separate public company by Avery Communications, Inc. ("Avery") in February 2001. On February 13, 2001 and in connection with the Primal Solutions, Inc. Preliminary Distribution Agreement (the "Distribution Agreement"), dated July 31, 2000, by and among Avery, us, and other parties listed therein, Avery distributed approximately 13.2 million shares of our common stock to Avery's security holders (the "Distribution"). As part of the Distribution:

  •
  Each common shareholder of Avery on February 12, 2001, received one share of our common stock for each share of Avery's common stock held on that date;

  •
  Owners of shares of Avery's Series A, B, C, D, and E convertible preferred stock received our common stock, in the amount of the preferred stock's common stock equivalent for each share of Avery preferred stock held on the payment date of the Distribution;

  •
  Avery redeemed 7,126,894 shares of its Series G preferred stock from Messrs. John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielsen, Arun Anand, Murari Cholappadi, and Sanjay Gupta (collectively, the "Old Primal Stockholders") in consideration of the issuance of 6,207,026 shares of our common stock, each dated February 9, 2001; and

  •
  We issued 250,000 shares of our common stock to a former executive officer of Avery.

Selected Financial Information Line Item Explanations

        Our revenues are primarily derived from the sale of software licenses and related services to communications and Internet carriers.

        System revenues consist of software license fees charged to our customers for their use of our software. Software license fees include one-time and recurring license charges, and license upgrade charges for our communications software products. Software license fees are volume sensitive and generally are based on the number of subscribers, call records, or number of events.

        Service revenues are generated by providing services relating to our software products. These services include maintenance fees, installation services, training, application management and hosting services and custom software development.

        Revenues from sales of software licenses, which generally do contain multiple elements, are recognized upon delivery of the related product if the requirements of SOP 97-2 are met. If the requirements of SOP 97-2, including evidence of an arrangement, client acceptance, a fixed or determinable fee, collectibility or vendor-specific objective evidence about the value of an element, are not met at the date of delivery, revenue recognition is deferred until such items are known or resolved. Revenue from post-signing customer support is deferred and recognized ratably over the term of the contract. Revenues from services are recognized as the services are performed under the agreements.

        We believe that future license revenues will be generated from three sources: license fees from new customers; license fees for new products to existing customers; and growth in our customers' subscriber bases and call records or events volume, which may lead to increased revenue from these volume-based licenses.

        System cost of revenues includes hardware costs and software license fees paid to third-parties under equipment resale and technology license arrangements.

        Service cost of revenues includes all costs associated with the customer service organization, including staffing expenses, travel, communications costs, and other support costs related with installing, training, providing help desk services, providing application management and hosting services and customization for our communications software products.

        Operating expenses are comprised of sales and marketing costs, research and development, and general and administrative costs.

        Sales and marketing costs include salaries and benefits, commissions, trade shows, advertising and promotional and presentation materials.

        Research and development costs consist of salaries and benefits and other support costs.

        General and administrative costs consist of general management and support personnel salaries and benefits, information systems costs, facilities costs, legal and accounting fees, travel and entertainment costs, public company related expenses and other support costs.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Statement of Operations Data (in thousands)

	Year Ended December 31,		Change
	2004	2003	$	%
REVENUES:
System revenue	$2,442	$2,549	(107)	(4)%
Service revenue	5,167	3,968	1,199	30%
Total revenues	7,609	6,517	1,092	17%
COST OF REVENUES:
System revenue	96	244	(148)	(61)%
Service revenue	3,620	2,692	928	34%
Total cost of revenues	3,716	2,936	780	27%
GROSS MARGIN	3,893	3,581	312	9%
OPERATING EXPENSES:
Research and development	1,245	994	251	25%
Sales and marketing	1,922	1,050	872	83%
General and administrative	1,798	1,608	190	12%
Total operating expenses	4,965	3,652	1,313	36%
INCOME (LOSS) FROM OPERATIONS	(1,072)	(71)	(1,001)	(1,410)%
INTEREST AND OTHER EXPENSE, NET	(126)	(205)	79	39%
INCOME (LOSS) BEFORE INCOME TAXES	(1,198)	(276)	(922)	(334)%
INCOME TAX PROVISION	2	2	—	—
NET INCOME (LOSS)	$(1,200)	(278)	(922)	(332)%
Supplemental data:
Depreciation and amortization	$239	$374	(135)	(36)%

Overview

        Total revenues for the fiscal year ended December 31, 2004 were $7.6 million, an increase of $1.1 million, or 17%, from $6.5 million for the same period in 2003. Despite the increase in revenues, the gross margin percentage of 51% was 4% lower than the 55% gross margin percentage achieved in the same period in 2003. This decline was primarily due to a higher percentage of 2004 revenues from services revenue, a lower gross margin percentage business compared to the systems segment. Operating expenses and net loss for the fiscal year ended December 31, 2004 were $5.0 million and $1.2 million, respectively, increases of $1.3 million and $1.0 million, respectively, compared to operating expenses and net loss of $3.7 million and $278,000 for the same period in 2003. The increase was primarily due to expenses related to expanding the sales and marketing efforts and increased general and administrative expenses attributable to the hiring of additional sales people, expending additional marketing costs to increase sales activity, and increased facility and technology costs.

Total Revenue

        Total revenues for the fiscal year ended December 31, 2004 were $7.6 million, an increase of $1.1 million or 17% from $6.5 million for the same period in 2003. This growth was primarily due to increased revenues from implementation services, application management, hosting services and other new professional services.

        System revenues for the fiscal year ended December 31, 2004 were $2.4 million, or 32% of total revenues, a decrease of $107,000 from $2.5 million, or 39% of total revenues for the same period in 2003. This is primarily due to a decline in the sale of third-party software and hardware. Revenues from the sale of third-party software and hardware for the fiscal year ended December 31, 2004 were

$98,000, a decrease of $185,000 from $283,000 for the same period in 2003. As we sell or license more solutions to our target customers, we expect to see an increase in license revenues, but not an increase in third-party software and hardware sales. In addition, our increased use of subscription-based licensing and managed-services pricing models is expected to have a greater impact on our system revenues in future quarters, if our customers increase their subscriber bases and transaction volumes after deploying our products and services into their markets. Under these models, we expect that system revenues would increase as our customers' subscriber bases and/or transaction volumes grow and thus, related licensing revenues would also increase during their contract periods.

        Service revenues for the fiscal year ended December 31, 2004 were $5.2 million, or 68% of total revenues, an increase of $1.2 million from $4.0 million or 61% of revenues for the same period in 2003. This growth was primarily due to an increase in application management and monthly recurring hosting services revenue, building customer usage analytics tools and other new services. Revenue from these services were $1.2 million for the fiscal year ended December 31, 2004, an increase of $1.0 million over the same period in 2003. In 2004, we increasingly assisted our customers in their roll-out of new products and services to target markets and supported them with tools that monitor progress and growth. We anticipate that services revenues will increase in future periods as we continue to enter into arrangements with new customers and also expand our service offerings to existing and new customers.

        Service revenue is primarily due to applications management and hosting services, customer usage analytics services, maintenance revenue, delivery of recurring professional services associated with our existing customer base and the delivery of professional services associated with new customer contracts. In general, service revenue can fluctuate with the volume of new customer sales, as well as the renewal or non-renewal of maintenance contracts or application management and hosting contracts on an annual basis. In addition, the services we provide to a customer can vary depending on the solution that has been licensed, the complexity of the customer's information technology environment, the resources directed by the customers to their implementation projects, and the extent to which consulting organizations provide services directly to customers.

        For the fiscal year ended December 31, 2004, we had two customers that accounted for greater than 10% of total revenues in the amount of $4.3 million and $1.0 million, respectively, which represents 56% and 13%, respectively, of total revenues of $7.6 million. In the same period in 2003, we had one customer that accounted for greater than 10% of our total revenues in the amount of $4.5 million which represents 69% of total revenues of $6.5 million.

Cost of Revenues

        Total cost of revenues for the fiscal year ended December 31, 2004 was $3.7 million, or 49% of total revenues, an increase of $780,000 from $2.9 million, or 45% of total revenues, for the same period in 2003. This increase was primarily due to service segment costs increase of $1.1 million required to fulfill the increased activity in new service orders. Services segment cost of revenue has a higher percentage cost of revenue as compared to our systems segment.

        Cost of systems revenue for the fiscal year ended December 31, 2004 was $96,000, or 3% of total cost of revenues, a decrease of $148,000 from $244,000, or 8% of total cost of revenues, for the same period in 2003. The decrease is primarily due to a decrease in the sale of third-party software and hardware. Cost of system revenue consists primarily of computer hardware resale and license fees paid to third parties under technology license arrangements.

        Cost of service revenue increased for the fiscal year ended December 31, 2004, as compared to the same period in 2003 primarily because of a higher level of professional services activity and resultant revenues caused by increased customer demand. We have realized some inefficiency with the increased activity necessary to meet customer requirements. We are taking steps that will include implementing new systems of control that should result in decreasing those inefficiencies during 2005. Cost of service revenue includes the costs of providing professional services including installation, training, maintenance, applications management and hosting services, customization, deployment and other professional services.

Research and Development

        Research and development expenses consist primarily of personnel and related costs associated with our product development efforts. Research and development expenses for the fiscal year ended December 31, 2004 were $1.2 million, or 16% of total revenues, an increase of $251,000 from $994,000, or 15% of total revenues for the same period in 2003. This increase primarily resulted from labor costs associated with our increased activity for new products development.

        Our research and development efforts are focused on developing new products to meet the growing needs of our customers and on improving existing products by incorporating new features and technologies. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace. In our research and development effort, we work closely with our customers, end-users and leading technology partners in tailoring new features that are incorporated into future versions of products available to all customers.

Sales and Marketing

        Sales and marketing expenses consist of payroll and related expenses for personnel engaged in sales and marketing activities, trade shows, marketing materials and related costs. Sales and marketing expenses for the fiscal year ended December 31, 2004 were $1.9 million, or 25% of total revenues, an increase of $872,000 from $1.1 million, or 16% of total revenues for the same period in 2003. This increase was primarily due to the addition of sales staff to improve our direct sales capabilities and the increase in the marketing activities to improve our marketing awareness. During 2004, we hired additional sales personnel and participated at several trade shows. We expect to continue to expand our sales and marketing efforts in future periods.

General and Administrative

        General and administrative expenses consist of payroll and related expenses for executive, finance, administrative, facilities and information services personnel, facilities and other general corporate expenses. General and administrative expenses for the fiscal year ended December 31, 2004 were $1.8 million, or 24% of total revenues, an increase of $190,000 from $1.6 million, or 25% of total revenues for the same period in 2003. This increase was primarily due to increases in professional services, personnel, contract labor and facilities costs.

        Depreciation and amortization expense for the fiscal year ended December 31, 2004 was $239,000, a decrease of $ 135,000 from $374,000 for the same period in 2003. This decrease resulted from certain fixed assets acquired in 1999 becoming fully depreciated during 2004.

Interest and Other Expense, Net

        Interest and other expense, net consist of interest expense, interest income and net gain or loss from the sale of fixed assets. Interest and other expense, net for the fiscal year ended December 31, 2004 was $126,000, a decrease of $79,000 from $205,000 for the same period in 2003. This decrease was primarily due to the reduction in notes payable outstanding balances, which resulted in lower interest costs.

Income Tax Provision

        The income tax provision for the years ended December 31, 2004 and 2003 consisted of the minimum state taxes due to the operating losses for the years.

Liquidity and Capital Resources

Balance Sheet Data (in thousands)

			Change
	December 31, 2004	December 31, 2003
			$	%
Cash and cash equivalents	$2,603	$1,249	1,354	108
Accounts receivable	499	640	(141)	(22)
Cash, cash equivalents and accounts receivable	3,102	1,889	1,213	64
Current assets	3,225	2,078	1,147	55
Accounts payable and accrued expenses	1,255	912	343	38
Current portion notes payable	634	303	331	109
Deferred revenue	727	1,002	(275)	(27)
Current liabilities	2,616	2,217	399	18
Working capital	609	(139)	748	538
Long-term notes payable	855	1,625	(770)	(47)

Overview

        Working capital increased to $609,000 at December 31, 2004, an increase of $748,000 from a working capital deficit of $139,000 at December 31, 2003. This increase was primarily due to an increase in cash proceeds from our Private Placement net of related costs, less payments that reduced the balance on notes payable and the net loss for the fiscal year ended December 31, 2004. In the first quarter of 2004, we restructured the note payable to Corsair Communications, Inc. ("Corsair"), extending the maturity date of the note from December 2004 to December 2006 and increasing our monthly payments from approximately $25,000 to approximately $50,000 beginning in January 2005. In June 2004, we made an accelerated principal payment of $250,000 on the same note payable to Corsair, as required under the terms of the restructured note.

Cash and Accounts Receivable

        Cash and cash equivalents and accounts receivable increased to $3.1 million at December 31, 2004 from $1.9 million at December 31, 2003, primarily from the closing of our Private Placement. Accounts Receivable balance decreased to $499,000 from $640,000 at December 31, 2003, primarily due to the decrease in revenues from customers to whom we extend credit and the timing of significant invoices to and collections from customers at the end or beginning of the periods.

Liabilities

        Accounts payable and accrued expenses increased by $343,000 at December 31, 2004 due to incurred and unpaid Private Placement related costs, outside and professional fees, and payroll and related costs. As mentioned above, we restructured the Corsair note payable in March 2004. This note previously required monthly payments of $25,000. Under the new terms, the note now requires monthly payments of approximately $50,000 which began in January 2005. This resulted in the current portion of notes payable to increase from 2003 to 2004.

Cash Flows

        Net cash used by operating activities of $672,000 for the fiscal year ended December 31, 2004 resulted primarily from net loss and decreases in accounts receivable, prepaid expenses and other current assets and deferred revenue and by increases in accounts payable and accrued liabilities and accrued salaries and benefits. Net cash provided by operating activities of $206,000 for the fiscal year ended December 31, 2003 resulted from the net loss for the year and the increase in accounts receivable and prepaid expenses and other current assets, accounts payable and accrued liabilities and deferred revenues. The increase in net cash used by operations of $878,000 for the fiscal year ended December 31, 2004, compared to the same period in 2003 was primarily due to the increase in net loss of $1.2 million, an increase in accrued liabilities and a decrease in depreciation expense of $135,000 caused by certain fixed assets becoming fully depreciated in 2004.

        Net cash used in investing activities increased to $236,000 for the fiscal year ended December 31, 2004, as compared to $98,000 for the same period in 2003, due to the increase in purchases of computer equipment.

        Net cash provided by financing activities increased to $2.3 million for the fiscal year ended December 31, 2004, an increase of $2.3 million from $42,000 cash used by financing activities for the same period in 2003. This increase is largely due to the 2004 funding of our Private Placement, which provided gross proceeds of $3.3 million less applicable offering costs for net proceeds of $2.7 million. In addition, repayments on notes payable totaled $463,000 and included a $250,000 principal prepayment on the Corsair note payable.

        We believe the current cash balance, combined with cash to be provided from future operations, will be sufficient to support our working capital requirements through at least the next 12 months. In future periods, we may seek to finance certain equipment purchases through the issuance of debt. We cannot, however, be certain that additional financing will be available to us on acceptable terms when required, or at all.

        Historically, our sources of liquidity primarily have been cash from operations and, to a lesser extent, debt financing in 2003 and equity financing in 2004. In 2005, we expect our sources of liquidity primarily will include cash from operations, investment proceeds from our 2004 Private Placement and we may seek additional financing sources.

        The following table includes all the contractual obligations, including principal and interest payments, as of December 31, 2004:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$1,644,000	$704,000	$603,000	$337,000	$—
Operating Lease Obligations	1,284,000	546,000	674,000	21,000	43,000

	$2,928,000	$1,250,000	$1,277,000	$358,000	$43,000

        There were no commercial commitments outstanding as of December 31, 2004.

Other Events

Our largest customer has elected not to renew its license and services agreements

        Following the completion of its merger with another wireless telecommunications company in November 2004, our largest customer notified us of its intention not to renew its license and services agreement with us upon its expiration in accordance with its terms at the end of December 2005. Based upon our conversations with this customer, it is our understanding that our customer's election not to renew its agreement with us was a result of a previous significant investment by its merger partner in an existing billing system in place prior to the merger, and on which most of the combined company's customers already reside. We expect to continue to maintain our historically cooperative working relationship with this customer and are in discussions to modify and extend our license and services agreement to meet some of the customer's on-going need to access historical data.

        As a result of this event, we incurred a liability for one-time termination benefits to be paid to our impacted employees, provided that each impacted employee fulfill his contractual obligations. We announced the terms of such termination benefits to our employees in January 2005. In accordance with SFAS 146 we measured the liability estimated to be approximately $155,000 and will record the charge pro-rata throughout 2005. In accordance with SFAS 146 the estimated liability will be re-measured throughout 2005.

        Revenue from our largest customer represented approximately 56% or $4.3 million based on total revenues of $7.6 million for the fiscal year ended December 31, 2004, and approximately 69% or $4.5 million based on total revenues of $6.5 million for the fiscal year ended December 31, 2003. Revenues from our second largest customer during the fiscal year ended December 31, 2004 represented approximately 13% of total revenues. The related costs of revenues include staffing, management and overhead costs.

Private Placement

        On June 15, 2004, we sold a total of 14,284,782 Shares and Warrants to purchase a total of 7,142,393 shares of our common stock in the Private Placement. Investors received a Warrant to purchase one share of common stock for each two Shares purchased. The effective price in the Private Placement was $0.23 for each unit. The Warrants are exercisable in cash, representing a potential $2.0 million in additional proceeds, bringing the total gross proceeds of this offering to approximately $5.3 million upon full exercise of the Warrants. There can be no assurance that any or all of the Warrants will be exercised.

        Pursuant to the Purchase Agreement, we issued an aggregate of 13,043,478 Shares at a price of $0.23 per share to the Institutional Investors and received gross proceeds of $3.0 million in cash from the Institutional Investors. We also issued Warrants to the Institutional Investors to purchase an aggregate of 6,521,739 shares of our common stock at an exercise price of $0.28 per share for a five-year period. Additionally, we and the Institutional Investors entered into a Registration Rights Agreement, whereby, among other things, we agreed to file a "resale" registration statement and maintain and update it as necessary, covering the Shares and Warrants Shares in connection with the Private Placement, no later than July 30, 2004, which securities are part of the subject matter of this Prospectus. A form of the Purchase Agreement, the Registration Rights Agreement, and Warrant Agreement are filed herewith as Exhibits 10.20, 10.21, and 10.22, respectively (collectively, the "Institutional Investor Agreements"), to the registration statement of which this Prospectus forms a part.

        As a condition precedent to closing the Private Placement with the Institutional Investors under the Institutional Investor Agreements, we were required to have received gross proceeds from the sale of our common stock and warrants of not less than $250,000 from accredited investors on terms no more favorable than those offered to the Institutional Investors. The Institutional Investors also required that the accredited investors be comprised of at least, but not limited to, each member of our Board of Directors, our Chief Executive Officer, and our then-current Chief Financial Officer. Accordingly, the Management Accredited Investors contributed gross proceeds of $125,500 in cash to purchase an aggregate of 545,653 Shares at a price of $0.23 per share and Warrants to purchase an aggregate of 272,827 shares of our common stock exercisable at $0.28 per share for five years. Additionally, the Non-Management Accredited Investors contributed gross proceeds of $160,000 in cash to purchase an aggregate of 695,651 Shares at a price of $0.23 per share and Warrants to purchase an aggregate of 347,827 shares of our common stock exercisable at $0.28 per share for five years.

        In connection therewith, the Non-Management Accredited Investors entered into the Institutional Investor Agreements. We and each of the Management Accredited Investors executed a Purchase Agreement and a Registration Rights Agreement, and we issued Warrants to them on terms no more favorable than as offered to the Institutional Investors. Additionally, each of the Management Accredited Investors was required by the Institutional Investors to execute a Lock-Up Agreement providing for certain restrictions on the transfer of shares of our common stock owned by such person as set forth in the Lock-Up Agreement. A form of the Purchase Agreement, the Registration Rights Agreement, Warrant Agreement, and Lock-Up Agreement entered into with the Management Accredited Investors are filed herewith as Exhibits 10.23, 10.24, 10.25, and 10.26, respectively, to the registration statement of which this Prospectus forms a part.

        In accordance with the provisions of Accounting Principles Board Opinion No. 14, we allocated the gross proceeds received in the Private Placement to the common stock and warrants issued based on their relative estimated fair values. The Warrants and the Placement Warrants issued in the Private Placement had an estimated fair value of $1,776,000 and $163,000, respectively, based on the Black-Scholes option-pricing model. As a result of this analysis, we allocated proceeds of $1,036,000 to the Warrants and $163,000 to the Placement Warrants.

        The Black-Scholes option-pricing model requires the input of subjective assumptions including the expected life of the warrants and our expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimates, this model may not provide a reliable measure of the fair value of the Warrants or the Placement Warrants. If we had made different assumptions, the related fair value estimates of the Warrants and Placement Warrants could have been significantly different.

Registration Rights Agreements

        Under the terms of the Private Placement, we granted the Institutional Investors and the Non-Management Accredited Investors the following registration rights as to their Shares, including Warrant Shares issuable upon the exercise of the Warrants:

  •
  We filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC on July 30, 2004, as amended by Amendment No. 1 filed with the SEC on August 30, 2004, as further amended by Amendment No. 2 filed with the SEC on September 9, 2004 and as further updated by post-effective Amendment No. 1 filed with the SEC on March 10, 2005, post-effective Amendment No. 2 filed with the SEC on April 14, 2005 and this post-effective Amendment No. 3 filed with the SEC on May 5, 2005 to register and thereby enable shares described herein to be resold. If such registration statement had not been originally filed with the SEC on or before such date, we would have been required to pay liquidated damages to each investor in an amount equal to 1.5% of the aggregate amount invested by such investor for each 30-day period, or pro rata for any portion thereof, that the registration statement was not filed ("Liquidated Damages").

  •
  Upon demand by any investor and upon any change in the exercise price of the Warrants such that additional shares of common stock become issuable upon the exercise of the Warrants ("Additional Shares"), we are obligated to file a registration statement on Form SB-2 covering the resale of the Additional Shares. If we do not file such registration statement within five days of an investor's demand, we will pay Liquidated Damages to each investor.

  •
  Within ten days of the Company becoming eligible to use a registration statement on Form S-3 for the Shares, Warrant Shares, and the Additional Shares, we are required to file a registration statement on Form S-3. If such registration statement is not filed with the SEC on or before such time, we are obligated to pay Liquidated Damages to each such investor.

        If the registration statement had not been declared effective by the SEC by September 13, 2004 (October 13, 2004 if the SEC had reviewed the registration statement) or if any other required registration statement covering Additional Shares is not declared effective by the SEC within 90 days of the time it is required to have been filed pursuant to the Registration Rights Agreement (120 days if the SEC reviews such registration statement), we would have been, or will be, respectively, obligated to pay Liquidated Damages to each such investor. Further, we are obligated to use commercially reasonable efforts to cause the registration statement(s) to remain effective until the earlier of (i) the date on which all registrable securities covered by such registration statement have been sold, or (ii) the date on which all registrable securities covered by such registration statement may be sold pursuant to Rule 144(k).

        Further, we are obligated to use reasonable efforts to register or qualify or cooperate with such investors in connection with the registration or qualification of their shares in any public offering under the blue sky laws of the following states: New York, New Jersey, Connecticut, Massachusetts, Pennsylvania, Texas, California, and Nevada.

        All expenses of filing and causing the registration statement to become and remain effective shall be borne by us.

        We granted the Management Accredited Investors registration rights that are no more favorable than the terms described above.

        Section 2(c)(ii) of the Registration Rights Agreement with the Institutional Investors, permits the Company, within 10 business days following the filing of the Company's current, quarterly or annual reports, to file a post-effective amendment to this registration statement on Form SB-2 and use commercially reasonable efforts to have such post-effective amendment declared effective. If the Company delays filing a post-effective amendment to this registration statement, pursuant to Section 2(c)(i) of the Registration Rights Agreement, the Company may be subject to certain liquidated damages.

Warrants

        We issued Warrants to the Institutional Investors and the Non-Management Accredited Investors that may be exercised at a price of $0.28 per share, subject to certain anti-dilutive adjustments. The Warrants expire on June 15, 2009. The Warrants may be called by the Company at the price of $0.01 per Warrant Share if the closing bid price as reported by Bloomberg equals or exceeds $0.56 per share (subject to adjustment) for 30 consecutive trading days commencing after June 15, 2006 and after the registration statement has been declared effective by the SEC.

        Warrant holders do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the Warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock underlying the Warrants.

        The Warrants issued to the Management Accredited Investors contain terms that no more favorable than those described above.

Lock-up Agreements

        Pursuant to the terms of the Lock-Up Agreement, each of the Management Accredited Investors has agreed that he will not sell any shares of our common stock, any options or warrants to acquire our common stock, or any securities convertible into our common stock, whether now owned or hereafter acquired, before the earliest of:

  •
  December 15, 2005 (18 months from the closing of the Private Placement);

  •
  the end of a period of 20 consecutive trading days, which period commenced December 15, 2004 (the six-month anniversary of the closing), for which the closing bid price of a share of our common stock as reported on Bloomberg equals or exceeds $0.60;

  •
  the date on which the Institutional Investors no longer beneficially own in the aggregate at least 50% of the number of shares of our common stock (including shares underlying the Warrants) issued to the Institutional Investors pursuant to the Private Placement;

  •
  the completion by us of an underwritten public offering of shares of our common stock for our account;

  •
  a "Change in Control" as defined in the Lock-Up Agreement; or

  •
  the termination of such respective selling stockholder's employment with the Company other than for cause (as such term is defined below) (the earliest of such dates, the "Restricted Period").

        Notwithstanding the foregoing, subject to applicable law and any policies or procedures regarding the sale of stock by affiliates of the Company, during the Restricted Period, Messers. Joseph Simrell, John Faltys, and David Haynes each may sell his shares for aggregate gross proceeds not to exceed $100,000 if such selling stockholder first gives the Institutional Investors at least five business days' prior written notice of any proposed sale and shall sell such shares to the Institutional Investors at such prevailing market prices if the Institutional Investors so elect.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

        Revenue Recognition—Revenues from sales of software licenses, which generally do not contain multiple elements, are recognized upon shipment of the related product if the requirements of the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, as amended ("SOP 97-2"), are met. If the requirements of SOP 97-2, including evidence of an arrangement, client acceptance, a fixed or determinable fee, collectibility or vendor-specific objective evidence about the value of an element, are not met at the date of shipment, revenue recognition is deferred until such items are known or resolved. Revenue from post-contract customer support is deferred and recognized ratably over the term of the contract. Revenues from services are recognized as the services are performed under the agreements. Certain licensing and services arrangements with our customers are billed monthly and the associated revenue is recognized monthly.

        Accounts Receivable—We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our accounts receivables and our future operating results. See Risk Factor "Our revenues are generated from a limited number of customers; our customer base is concentrated; and the loss of one or more of our customers could cause our business to suffer."

        Accounting for the Impairment or Disposal of Long-Lived Assets—We account for the impairment and disposition of long-lived assets in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 144, long-lived assets to be held are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for the disposal of long-lived assets. SFAS No. 144 superseded SFAS No. 121 and became effective January 1, 2002. We evaluate the carrying value of intangible assets for impairment of value based on undiscounted future cash flows, which are subject to change. We cannot guarantee that there will not be impairment in the future. Any future impairment charge would negatively affect our results of operations.

        Change in Accounting for Goodwill and Other Intangible Assets—On January 1, 2002 we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. It also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value, and, required the transitional testing of goodwill for impairment under the new standard by June 30, 2002. We have completed a review of each of our reporting units, Systems and Services, and have concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment was present as of January 1, 2002, September 30, 2003 and 2004. We believe no events or circumstances have changed subsequent to September 30, 2004 that would require us to re-evaluate the fair value of our goodwill. We will continue to complete an annual testing of goodwill for impairment on September 30th of each year. Such fair value measurements involve significant estimates and assumptions, including the future cash flows, comparable market multiples and discount rates. Changes in such estimates and assumptions could significantly affect the fair value and potential impairment.

Recently Adopted Accounting Principles

        On January 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, which addresses financial and reporting for obligations associated with the retirement of long-lived assets and related asset retirement costs. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS No. 143 did not have a material impact on our consolidated financial statements.

        On January 1, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined in EITF Issue 94-3, was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 for exit or disposal activities did not have a material impact on our consolidated financial statements for the year ended December 31, 2004.

        On January 1, 2003, we adopted Financial Accounting Standards Board Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires increased financial statement disclosures by a guarantor about its obligations under certain guarantees it has issued. FIN No. 45 also requires that a guarantor recognize a liability for the fair value of a certain guarantees made after December 31, 2002.

We adopted the disclosure provisions of FIN No. 45 at December 31, 2002, with no impact on our financial position or results of operations.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by us if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We did not have any variable interest entities as of December 31, 2002 and 2003. The adoption of FIN No. 46 did not have a material impact on our consolidated financial statements.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue 00-21 did not have a material effect on our consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. However, in November 2003, the FASB issued Staff Position No. 150-3, which defers the effective date for certain provisions of the statement. Once required in its entirety, SFAS No. 150 is not expected to have a material impact on our consolidated financial statements.

        In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. As of December 31, 2004 and 2003, management believes that the Company is not the primary beneficiary of any VIE's.

        We account for employee stock-based compensation under the "intrinsic value" method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), as opposed to the "fair value" method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Pursuant to the provisions of APB 25, we generally do not record an expense for the value of stock-based awards granted to employees.

        In December 2004, the FASB issues SFAS No. 123 (Revised), "Share-Based Payment". This standard revised SFAS No. 123, APB Opinion No. 25 and related accounting interpretations and eliminates the use of the intrinsic value method for employee stock-based compensation. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in financial statements over the period that an employee provides service in exchange for the award. Currently, the Company uses the intrinsic value method of APB Opinion No. 25 to value share-based options granted to employees and board members. This standard requires the expensing of all share-based compensation, including options, using the fair value based method. The effective date of this standard for the Company will be January 1, 2006. Management is currently assessing the impact that this new standard will have on the Company's financial statements.

DESCRIPTION OF BUSINESS

Business Overview

        Primal Solutions, Inc. was formed in 1996 as Primal Systems, Inc. During 1999, Primal Systems, Inc. was merged with and into a wholly-owned subsidiary of Avery Communications, Inc. ("Avery"), ACI Telecommunications Financial Services, and the surviving company changed its name to Primal Solutions, Inc. In February 2001, Primal Solutions, Inc. was spun-off as a separate public company by Avery.

Industry Background

        From 2000 to 2002, the communications industry experienced a world-wide economic downturn caused by several factors including excess capacity, high debt levels and price erosion. Overall capital spending declined because large, established communications service providers, or "CSPs," focused on improving financial results, and the number of start-up or emerging CSPs shrunk through market consolidation and lack of sustainable, profitable business models.

        During 2003, the communications industry showed signs of improvement and increased capital spending in certain segments. Specifically, the communications industry demonstrated more willingness to increase spending primarily on operations support systems, or "OSS," for next generation Internet protocol networks or "IP Networks," although CSPs continued to exhibit great caution related to overall spending.

        During 2004, the telecommunications industry and the US sector in particular, as measured by the Dow Jones US Telecommunications Index, ticker: IYZ, continued to show modest but steady growth.

This growth was similarly reflected in the OSS sector, which increased commercial software spending 10% from $1.79 billion in the third calendar quarter in 2003 to $1.97 billion in the third calendar quarter in 2004.

        Additionally, in 2004 the telecommunications industry made a dramatic shift away from older, time division multiplex or TDM-based telephony toward internet protocol based telephony, or "IP telephony," and shipment of new Voice-over-IP, or "VoIP" lines or connections grew from 8.8 million lines to 17.0 million while shipment of TDM lines declined from 31.7 million to 26.2 million. We expect that in the first half of 2005, the growth in IP telephony lines will surpass TDM lines.

        More significantly for Primal:

  •
  Cable VoIP subscribers in North America increased from almost 50,000 in 2003 to 500,000, or 900% in 2004, with two multiple systems operators (MSOs) accounting for most of the increase.

  •
  Cable broadband subscribers increased from 17.7 million in 2003 to 22.4 million in 2004.

  •
  North American cable companies increased their investments in VoIP equipment from $63 million in 2003 to $123 million in 2004.

  •
  VoIP penetration in the market is expected to increase from 2% in 2004 to 15% in 2007.

        Because of the dramatic shift toward IP telephony, CSPs continue to face some of the most severe challenges in their histories. The economics of IP telephony in general and VoIP in particular are forcing CSPs to cut costs while simultaneously expanding their portfolios of service offerings. This in turn is putting enormous pressure on existing systems and IT departments to purchase and implement new, cost-effective OSS solutions, designed to work with IP infrastructures.

        Historically, large CSPs evolved their networks and OSS slowly and systematically over long periods of time. Generally, their networks and OSS were designed and optimized primarily for a single service offering, typically the telephone. As CSPs began to offer more services, such as high speed Internet, they installed parallel networks and OSS to facilitate those additional services. In general, CSPs made additional services available if and when they fit into the OSS and network management models. Because of this approach, CSPs introduced new services slowly which were expensive for the subscribers. If major new capabilities in the OSS or network were required for these new services, the time to market for the new services could often be measured in years.

        As competition has become more prevalent, CSPs have attempted to add new and distinct services, bundle services in new ways, become more competitive in pricing, provide near-real-time customer access to information, and improve customer relationship management "CRM". In short, customer needs and desires, instead of technical capabilities, have become a significant driving force in determining what services the CSPs offer. Additionally, pricing and bundling of services have become more points of differentiation among CSPs and information from the OSS is needed quicker and in different and new formats for different customers.

        CSPs initially reacted to these challenges, in increasingly shorter timeframes, by adding OSS that provided incremental functionality, but without true integration of the OSS. As additional OSS were added, problems such as data integrity issues across these systems and inflexible system architectures created challenging OSS evolution issues, introduced additional costs, and slowed time-to-market for new services as convergent systems were introduced to replace multiple "legacy" systems.

        The traditional architecture of existing OSSs billing systems present a major implementation challenge for a truly convergent OSS operator. Future OSS architectures that utilize databases, product catalogs, and mediation systems external to the billing system provide substantial OSS implementation benefits and simplify OSS evolution.

        As competition continues to evolve, we believe that CSPs will be required to reduce costs and continue to expand service offerings. This will lead to a new set of challenges, such as how can the functionality of the OSS be increased while reducing costs, increasing throughput, and improving operating performance; what can be done to extend the life of existing systems that remain a part of the OSS; can the new OSS infrastructure easily evolve as new services are offered and evolve in their complexity; can the intelligence in the OSS and network be capitalized to increase revenue and profitability; and what role will service level agreements "SLA" and quality of service requirements play in usage billing for services? We anticipate that these and other challenges will drive CSPs to attempt to create dynamic mediation environments that enable the transfer of information, in whatever format is required, to whichever systems, processes, customers or trading partners need the information.

        We believe an effective mediation strategy becomes the foundation for the evolution of the OSS into the next generation multi-service environment. Multi-service mediation acts as the conduit between and the building block for service activation, pre-paid and post-paid accounting, event rating, and integration of detailed usage information into customer relationship management systems.

Business Focus

        Primal Solutions, Inc., and its wholly-owned subsidiary Wireless Billing Systems ("Primal" or the "Company"), deliver software and service solutions that enable CSPs to generate revenues and create business information from the data produced when individuals or businesses consume services or transact business over IP networks.

        Primal develops technologies and delivers business solutions for broadband services companies offering VoIP, high speed data over cable, and other new-generation, convergent communications and content services. The growth in IP-based services and especially VoIP during 2004 has underscored Primal's belief that its greatest opportunities exist in serving CSPs who are using IP networks to offer multiple converged services, including voice, data, and video.

        Primal's real-time, high-volume, multi-service mediation, rating and data management technologies provide the basis of our solutions. We currently market these technologies as Connect IXC™, Access IM®, Connect RTR™, Connect Prepay™, and Connect CCB®. Our professional services teams use these technologies to create solutions that enable CSPs to:

  •
  Attract and retain customers by offering VoIP, high speed data, video and other new-generation service offerings delivered over broadband infrastructures, especially cable and passive or active fiber optic networks;

  •
  Deploy new-generation IP technologies such as softswitches that can dramatically drive down network infrastructure costs;

  •
  Deploy new services and service combinations such as 'triple play' (voice, data and video), quad-play, (voice, data, video and wireless), and eventually n-play offerings that combine communications, content-based and non-communications services, such as utility or security services;

  •
  Deploy new community broadband operations that are bringing the benefits of new-generation communications services to small and rural communities across America;

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  Offer usage-based and transaction-sensitive service offerings that are both competitive and profitable;

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  Rate and otherwise manage service consumption in real time or post transaction environments;

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  Turn high volumes of usage and transaction data into usable, actionable business information;

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  Use IP transaction data to make accurate, informed business decisions about service offerings, pricing strategies, customer behavior, and risk;

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  Use usage and customer data to assure settlements and reconciliation accuracy with third-party services providers;

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  Prevent revenue leakage and network abuse by understanding and managing customer usage and transaction patterns.

Primary Markets

        Primal serves three primary markets:

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  Cable multi-system operators or "MSOs"—Large US cable companies operating multiple cable systems that are rolling out VoIP and high speed data and other IP-based communications services to their consumers and businesses

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  Managed services providers or "MSPs"—US or international companies offering managed VoIP, central office exchange services designed to manage multi-user phone systems used by businesses to control the routing of inbound and outbound calls and related solutions to enterprises and other groups or institutions

  •
  Community broadband, or "rural broadband"—typically public or private US entities deploying fiber broadband operations in the United States

        Cable MSO Market—Primal's solutions are enabling MSOs to change the way they do business while they also roll-out, bill for, and manage new services such as VoIP and high speed data.

        In the United States, MSOs have become powerful forces in consumer communications, and are increasingly introducing consumer offerings as well as new business services, particularly for small and medium enterprises. After years of upgrading networks to support two-way and IP-based technologies, MSOs are now well-positioned to deliver both true two-way broadband, as well as compelling new communications services alongside or bundled with traditional TV and content-based services. In addition, MSOs have been working diligently in recent years to shed old reputations for high price and poor service, and increasingly the US public is responding by selecting cable over digital subscriber line (DSL) offered by phone companies or satellite services. Top-tier MSOs are also actively enriching their portfolios by entering into agreements with cellular providers, which allow those MSOs to support a range of broadband access technologies and a wide range of content and communications services. For these reasons, MSOs are becoming an increasingly serious threat to incumbent wireline and wireless providers.

        Primal believes that MSOs will continue to increase their market share and grow revenues over the next several years. As a result, Primal intends to work closely with our MSO clients to establish Primal as a strategic solution provider and align our products roadmaps to meet our clients' needs and provide critical windows of opportunity for our products and our business.

        Managed Services Provider (MSP) Market—Primal's solutions are enabling MSPs to change the way businesses and institutions manage their communications infrastructures and services.

        MSPs provide businesses and institutions of all sizes with options for managing voice and data services and for controlling communications costs and resource requirements. By outsourcing to an MSP, businesses and institutions can combine their voice, collaborative communications and data services over a single converged IP infrastructure. By doing so, users of MSPs can reduce their capital expenditures and operating costs, obtain higher quality communications services and permit personnel to focus on primary business activities.

        Primal provides applications software and services that can enable MSPs to collect high volumes of complex data created by IP network elements and applications, and to use this data to offer usage-based as well as flat rate pricing, and service offerings and price plans that take into account quality-of-service and service level agreements.

        Community Broadband Market—Primal provides software solutions that help governmental and private entities cost-effectively and efficiently roll out broadband communications services to their constituencies in small communities and rural areas in the United States.

        Many small communities and rural areas in North America still lack the comprehensive communication services now generally available in metropolitan service areas. The lack of these services is a significant disadvantage for communities seeking to attract businesses, grow their economies and improve the quality of life for their local residents. Local municipalities, electric utilities, planned community developers, and others are addressing the lack of these services by rolling out fiber networks that deliver new-generation communications services to residential and commercial premises. These providers typically recognize that, to be economically viable, they must offer at least the "triple play" combination of voice, video and high speed Internet. Many providers are anticipating additional offerings in the near future, such as online gaming, tele-medicine, remote learning, tele-working, hosted business services and other offerings that require next generation broadband networks.

        In targeting the community broadband market, Primal has adapted its sales and delivery strategies to fit the cultural and operational needs of community broadband providers, most of whom have limited telephony and IP services experience and who serve customers with different communications needs and services preferences when compared to customers in large, urban markets. Primal's Connect CCB® is a cost-effective and integrated product tailored to the needs of community broadband. Primal serves its customers by assisting in not only the implementation of their software, but also in the implementation of their business practices to ensure efficient operations, especially as these relate to defining multi-service products, rolling out new services, pricing and bundling offerings, and managing customer service, provisioning and billing.

Products and Services

        Through 2004 Primal marketed five branded products or solutions as follows:

  •
  Access IM®—a high-volume mediation solution that collects, stores, and correlates usage data from multiple IP communications network sources;

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  Connect RTR™—a flexible real-time rating engine;

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  Connect Prepay™—a balance management solution for long distance voice and other services;

  •
  Connect IXC™—an integrated IP mediation and rating solution that includes Access IM® and Connect RTR™; and

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  Connect CCB®—an integrated customer care and billing solution that includes order management, payment processing, credit and collections, rating, invoice processing, reporting, flow-through provisioning, and online care.

        In an effort to enhance product capabilities, as of March 2005, we no longer market Access IM®, Connect RTR™, or Connect Prepay™ as separate products. The features of these products are being integrated into Connect IXC™ or Connect CCB® to create two new and enhanced solutions platforms that we expect to reintroduce to the marketplace in mid-2005. We believe that this evolution of our platforms will allow us to meet the needs of service providers and key partners to whom we market our Connect IXC™ platform as well as the significantly different economic, technical and business needs of emerging community broadband providers to whom we market our Connect CCB® product.

        Connect IXC™—Connect IXC™ is designed to enable MSOs and other CSPs to manage transactional data produced over convergent broadband IP infrastructures. Connect IXC™ was designed to operate in high-volume, real-time environments and enables clients to capture, transform, analyze, correlate, and communicate information about IP usage and transactions. Connect IXC™ is also enabling clients to disintermediate legacy billing and operations support systems that are unable to support real-time transactions, IP environments, or convergent multi-services environments. Capabilities of Connect IXC™ include:

  •
  Intelligent IP mediation:    Features that capture, transform, manage and store the high-volumes of data produced by transactions over broadband networks

  •
  Real-time and post-transaction rating, charging, and balance management:    Features for processing calls, events or session-based transactions; for managing rate plans, rate-plan 'what-if' and comparative analysis, and for balance management required by pre-pay and post-pay business models

  •
  Data analysis and correlation features:    Features to provide decision maker analysis and reports that help clients address business challenges and risks related to settlements, reconciliation, revenue leakage, fraud and other types of usage-related issues

  •
  Web-based portal:    Features to enable clients to view via the Internet and use data managed through Connect IXC™

        Connect CCB—Integrated multi-service customer care and billing—Connect CCB® is an integrated, end-to-end customer care, provisioning, and billing solution especially tailored for community broadband providers offering voice, data, video and other services. Connect CCB®'s features support order management, provisioning, customer service management, invoicing, electronic bill presentment, payment processing, credit and collections, workforce management and management reporting.

Delivery Models and Services

        Primal delivers its solutions under either license arrangements or subscription-based managed services offerings. Licensed solutions are sold to clients who intend to host and operate their solutions, and require a one-time, up-front, right-to-use license fee plus annual maintenance fees. Managed services solutions include those instances where Primal hosts, manages, maintains and supports solutions on behalf of the client. Managed services solutions are subscription-based and require volume-based monthly payments that are calculated based on the number of transactions processed or the number of customers managed. Primal also offers a build-operate-transfer model that we refer to as "Soft Landing." Under the Soft Landing arrangement, Primal hosts or remotely manages the client's solution until the client is ready to assume responsibility for operating and managing the solution. This model minimizes impact on client operations and staffing and is particularly attractive to clients launching new businesses or new services groups.

        Services provided to clients may include any or all of the following:

  •
  Application management and hosting

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  Consulting and customization

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  Implementation and training

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  Maintenance and support services

        Application management and hosting services consist of day-to-day management and maintenance of applications, and, in the case of hosted services, the day-to-day operations of our products. Managed applications may be physically located in our facilities, in a third-party co-location facility or in our client's facilities. Hosted applications are operated at or in a third party co-location facility. Application management and hosting services are provided under separate service agreements that specify the applications and services included inthe program and the minimum commitment required by the client.

        Consulting services include solution analysis, training, and implementation management. Customization services represent a small portion of Primal's business solutions and are typically limited to required interfaces, data analysis and reporting.

        Implementation services include program management and services to integrate our products into the client's environment. As required, these services also include configuration or customization of our software products to suit our customer's business needs. Training programs enable users to deploy, use and maintain our products, and may be either classroom or one-on-one sessions held at our headquarters or on location at a client's facility.

        Maintenance and support services are provided under maintenance agreements that are renewable on an annual basis. Maintenance entitles our clients to telephone technical support and routine software maintenance upgrades. Services are provided from our headquarters in Irvine, California.

Sales and Marketing

        Primal maintains a direct sales force, but relies heavily on channel partners and relationships with leading manufacturers of network equipment for leads and prospects. Primal's direct sales force focuses on the North America market, however, because our channel partners have significant international sales forces and channels, we are able to extend our reach globally, particularly with respect to the Asia-Pacific and Latin American regions. Because we work with channel partners, many of our transactions are joint solutions. In the US, we prefer to manage sales, contracts and relationships directly with our clients. This approach ensures that we can establish intimate knowledge of each client's situation and can find the best solution to meet their business needs. For clients outside of the US, we work through our channel partners and their local representatives to ensure successful sales and deliveries. Due to the complex nature of the products and services we sell, our sales cycle may range from 60 days to over a year.

        Primal derives the majority of its revenues from products delivered or services performed in the United States of America. Products delivered or services performed outside the United States of America represented approximately 14% and 16% of our total revenues in fiscal years 2004 and 2003, respectively. See Note 11 of the Notes to the Consolidated Financial Statements for a summary of our revenue by geographic area. Revenue for a given period typically reflects products delivered or services performed during the period with respect to relatively large financial commitments from a small number of customers.

Channels and Business Relationships

        In addition to strengthening its relationships with such industry leaders as Cisco Systems, Inc., Sylantro Systems Corp., and ETI Software, Inc., Primal is actively building additional relationships that will enable us to extend our market reach through either direct or indirect sales channels, obtain and use the latest business intelligence to enhance and extend our products and meet market windows of opportunity, and meet our client needs and satisfy their expectations.

Competition

        Primal operates in a mature but evolving market space. Telecommunications markets across the globe are in constant flux as IP broadband penetration rates increase and as convergence of wireless and wireline communications and content-based services and applications becomes more commonplace. These changes are creating new market challenges and new opportunities. Primal has developed close working relationships with market leaders like Time Warner Cable and Cisco Systems to create new paradigms and to help MSOs and other CSPs adapt business and process information for today's converged IP-based communications services environment.

        Though we face significant competition from various large and mature competitors, internal IT/IS departments, as well as various small niche vendors. Primal believes it is in a good position to embrace and drive change. Primal believes it differentiates itself by (a) our exceptionally customer-focused culture, (b) our ability to act and react very quickly on behalf of our customers and partners, (c) our track record of delivery, (d) our unique combination of skills that includes IP network mediation, telecommunications billing and rating expertise, application and database management, correlation analytics and high-volume real-time transaction management, and (e) the price/value quotient associated with the solutions we deliver.

Research and Development

        Our research and development team is responsible for developing new software products, product architecture, core technologies, product testing, quality assurance and ensuring the compatibility of our products with hardware, switch network, and software platforms. Additionally, our research and development team supports pre-sale and customer support activities. Our research and development team is divided into working groups based on our current line-up of products. In addition, our product management and professional services staff helps our research and development team identify potential new product features. For the years ended December 31, 2004 and 2003, our research and development cost expenditures were $ 1.2 million and $1.0 million, respectively.

Intellectual Property

        We rely upon a combination of U.S. patent, copyright, trade secret and trademark law to protect our intellectual property. We currently have two U.S. patents related to its billing and mediation technology. In addition, we have five U.S. registered trademarks and two U.S. copyrights. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

        We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States of America. In addition, certain of our license agreements require us to place the source code for our products into escrow. Such agreements generally provide that those parties with whom we contract will have a limited, non-exclusive right to use our code if (1) there is a bankruptcy proceeding by or against us, (2) we cease to do business without a successor or (3) we discontinue providing maintenance and support.

        Our success and ability to compete are substantially dependent upon our internally developed technology. However, portions of our products incorporate software developed and maintained by third-party software vendors, such as operating systems, tools and database vendors. We may have to rely on third-party software vendors and developers to a larger degree in future products. Although we believe we could find other sources for these products, any significant interruption in the supply of these products could adversely impact our sales unless and until we can secure another source.

Employees

        As of March 28, 2005, the Company had 45 full-time employees, none of whom is represented by a union. The Company believes that its relationship with its employees is good.

Properties

        We do not own any real estate properties, but lease approximately 13,500 square feet of general and administrative office space in Irvine, California. Our monthly rent payment is approximately $33,000. Our lease expires in April 2007. In February2004, we entered into a lease agreement for an additional 7,000 square feet which includes a data center and general and administrative office space in Irvine, California with a monthly rent payment of approximately $9,000 through May 2006. We also lease an executive suite in Amsterdam, The Netherlands on a monthly basis. Our monthly rent payment for the executive suite is approximately $700.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information regarding our executive officers and directors as of March 21, 2005:

Name	Age	Position
Joseph R. Simrell	47	Chairman of the Board, Chief Executive Officer and President
William C. Bousema(1)	54	Senior Vice President, Chief Financial Officer and Secretary
Robert Richardson	39	Executive Vice President of Operations
David Haynes	40	Director
John Faltys	41	Director
Louis A. Delmonico	64	Director
John E. Rehfeld	65	Director

(1)
As discussed elsewhere in this Prospectus, Mr. Bousema was appointed Senior Vice President, Chief Financial Officer, and Secretary on March 25, 2005.

        Joseph R. Simrell, Chairman of the Board, Chief Executive Officer and President.    Mr. Simrell joined Primal in January 1999 as Chief Financial Officer and Vice President of Finance and Administration. Mr. Simrell was elected as Chief Executive Officer and President as of January 31, 2003 (serving those positions on an interim basis from January 31, 2003 to May 12, 2003, when he became the permanent Chief Executive Officer and President) and was elected Chairman of the Board as of February 3, 2003. Mr. Simrell also served as our Chief Financial Officer and Secretary between October 15, 2004 and March 25, 2005. Mr. Simrell had previously served as Secretary from August 2000 and as Chief Financial Officer from January 1999 until August 2003. From August 1997 to December 1998, Mr. Simrell served as an outside consultant to Primal. From November 1991 to July 1997, Mr. Simrell served as Executive Vice President and Chief Financial Officer of GDI, an information technology company. Prior to 1991, Mr. Simrell held various management positions at BellSouth, InteGroup, and SCI.

        William C. Bousema, Senior Vice President, Chief Financial Officer and Secretary.    Mr. Bousema joined Primal in March 2005. From October 2004 to March 2005, Mr. Bousema served as an outside consultant to the Company. From September 2001 to October 2004 Mr. Bousema founded a consulting practice that lead Sarbanes-Oxley implementation projects for Dow Jones 30 and Fortune 500 companies and provided turnaround expertise. From February 2001 to September 2001, Mr. Bousema was Chief Financial Officer for Starwire Corporation, an ASP content management software startup firm. From February 2000 to February 2001, Mr. Bousema was Chief Operating Officer and Chief Financial Officer for InformIns.com. Prior to 2000, Mr. Bousema held various management positions at publicly-traded and privately owned entities including The Irvine Company, Arthur Andersen and KPMG. Mr. Bousema is a Certified Public Accountant and holds an active license.

        Robert Richardson, Executive Vice President of Operations.    Mr. Richardson joined Primal in August 2003 as the Senior Vice President of Services responsible for Customer Support and Consulting Services and launching Primal's new application management and hosting services. In July 2004, Mr. Richardson was promoted to Executive Vice President of Operations. From December 2001 to August 2003, Mr. Richardson was a consulting project manager for Sony Pictures Entertainment and responsible for the delivery of the billing and cash application portions of a custom accounting system. In January 1998 Mr. Richardson founded StrataSource, Inc, and until October 2001 served as its Executive Vice President, responsible for defining its strategic direction. Mr. Richardson earned his Bachelor of Science degree in computer science from University of Southern California.

        David Haynes.    Mr. Haynes has served as a Director since August 2000 and has served as a member of the Audit Committee and Compensation Committee since July 2002. Mr. Haynes joined Primal in August 1997 as Vice President of Sales and served as Vice President of Sales and Marketing from May 2000 until May 2002 when he resigned the position. From May 1997 to September 1997, Mr. Haynes served as Senior Business Development Manager at Deloitte & Touche Consulting Group, a consulting firm. From January 1995 to April 1997, Mr. Haynes was Director of Sales at GDI. From December 1988 to January 1995, Mr. Haynes was one of the founding associates of ITX Technologies, a software company. Mr. Haynes currently serves as the Executive Vice President of Fabrication Concepts Corporation, a high-tech equipment manufacturer. Mr. Haynes has a Masters in Business Administration degree from Pepperdine University and a bachelors degree in civil engineering from the University of Saskatchewan.

        John Faltys.    Mr. Faltys has served as a Director since November 1996 (inception) and a member of the Compensation Committee since July 2002. Mr. Faltys founded Primal in November 1996 and served as the Chief Technology Officer until April 2001 when he resigned the position. In addition, Mr. Faltys served as President from inception to September 1999. Prior to founding Primal, Mr. Faltys was Vice President of Software Development for GDI from November 1991 to September 1996. Mr. Faltys currently serves as President of PersistentWorldZ, Inc., an online game service provider.

        Louis A. Delmonico, Ph.D.    Dr. Delmonico has served as a Director of Primal since April 2001 and as Chairman of the Compensation Committee, and a member of the Audit Committee since July 2002. From 1999 to 2000, Dr. Delmonico served as Chairman and CEO of Motive, a software company. Since September 1994, he has also served as the President of L. A. Delmonico Consulting Inc., an independent consulting firm. From September 1994 to May 1995, Dr. Delmonico served as the Vice Chairman of the MacNeal Schwendler Corporation, a publicly traded NASDAQ-listed engineering software and services company. From May 1987 to August 1994, Dr. Delmonico served as the Chairman and CEO of PDA Engineering Inc., a publicly traded NASDAQ-listed engineering software and services company. In addition, he is currently an advisor to and a director of several private companies. Dr. Delmonico earned his bachelor degree in economics from St. John's

University in New York, his Ms.S. in consumer behavior from the University of Stockholm, Sweden and his Ph.D. in marketing from the University of Uppsala, Sweden.

        John E. Rehfeld.    Mr. Rehfeld has served as a Director, Chairman of the Audit Committee and member of the Compensation Committee of Primal since July 2002. Since 1997, Mr. Rehfeld has served as the Chairman and CEO of Proshot Golf, Inc. From 1996 to 1997, Mr. Rehfeld served as the President and CEO of Proxima Corporation, a NASDAQ-listed public company. From 1993 to 1996, he served as the President and CEO of Etak, Inc. a business unit of News Corp. From 1989 to 1993, he served as President and Chief Operating Officer of Seiko Instruments America. Mr. Rehfeld currently serves as a Director of six high technology companies, including Seiko Instruments America. On March 1, 2005 Mr. Rehfeld was appointed to the Board of Directors of ADC Telecommunications, Inc. a NASDAQ listed public company. He has also previously served as an outside board member of four other companies, including Wonderware, a NASDAQ listed public company. Mr. Rehfeld is also a Federal Trade Commission Monitor overseeing the sale of a business unit of MSC Software, and a Professor of Marketing in the Executive MBA Program at Pepperdine University. Mr. Rehfeld holds a Masters in Business Administration degree from Harvard University and a Bachelor of Science degree in chemistry from University of Minnesota.

        Unless otherwise specified herein, each Director is subject to election at our annual meeting of stockholders.

        On July 24, 2002, the Board of Directors formed a separately-designated standing audit committee of the Company Audit Committee appointing Mr. John E. Rehfeld as Chairman and Dr. Louis A. Delmonico, Ph.D. and Mr. David Haynes as members. The Board of Directors has determined and Mr. Rehfeld has agreed to serve, as the Audit Committee's financial expert. We believe that Mr. Rehfeld is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Because we are not a listed issuer, the members of the Audit Committee are not subject to the independence requirements of any national securities exchange or association. Notwithstanding, we believe that a majority of our Audit Committee members satisfy the independence requirements of NASDAQ.

        We have not adopted a Code of Ethics for our principal executive, financial, and accounting officers. Historically, we have felt that such a policy is unnecessary given our relatively small size; however, we are actively considering adopting a Code of Ethics.

        We do not have a class of equity securities registered under Section 12 of the Exchange Act.

Executive Compensation

        The following table sets forth certain information with respect to the compensation of our Chief Executive Officer and each of our other most highly compensated executive officers who earned more than $100,000 for the fiscal years ended December 31, 2004, 2003 and 2002.

Summary Executive Compensation Table(1)(3)

Long Term Compensation Awards
Annual Compensation
Name and Principal Position						All Other Compensation(1)
	Year	Salary	Bonus	Stock	Options (#)
Joseph R. Simrell Chief Executive Officer and President	2004 2003 2002	200,000 195,833 150,000	77,088 105,523 23,513	— — —	250,000 — —	12,040 1,478 —
Robert Richardson Executive Vice President of Operations	2004 2003 2002	150,000 56,250 —	240,696 27,460 —	— — —	— 360,000 —	18,072 3,548 —
Todd R. Taylor(2) Chief Financial Officer and Vice President Finance and Administration	2004 2003 2002	95,000 95,500 95,500	5,712 35,131 14,018	— — —	— 153,500 23,400	28,933 1,413 343

(1)
Includes premiums paid by Primal on certain health insurance, term-life insurance policies and contribution paid by us on behalf of the individual to our Section 401(k) Plan, which matches a portion of each such individual's contributions to the same plan.

(2)
Mr. Taylor resigned as Chief Financial Officer, Vice President of Finance and Administration effective October 15, 2004.

(3)
Mr. Bousema was not an employee of the Company at December 31, 2004. Mr. Bousema became Senior Vice President, Chief Financial Officer and Secretary on March 25, 2005.

Option/SAR Grants in the Last Fiscal Year

Option/SAR Grants in the Last Fiscal Year

Individual Grants
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Joseph R. Simrell	250,000	49%	$0.25	1/16/2014
Robert Richardson	—	—	—	—
Todd R. Taylor	—	—	—	—

Aggregated Option/SAR Exercises in the Last Fiscal Year and FY-End Option/SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-end (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Exercisable Options at FY-end ($) Exercisable/Unexercisable
Joseph R. Simrell	—	—	162,500/187,500	$10,500/$12,115
Robert Richardson	—	—	150,000/360,000	$10,800/$25,590
Todd R. Taylor	87,597	$11,388	—	—

Employment Agreements

        Effective January 28, 2003, Joseph R. Simrell entered into an employment agreement with us, which was amended as of May 17, 2004. Under the terms of the employment agreement, as amended, Mr. Simrell serves as our Chairman of the Board, Chief Executive Officer and President. The initial term of the employment agreement expires December 16, 2005. The Board of Directors is required to begin good faith negotiations with Mr. Simrell for a new employment agreement no later than October 17, 2005, which new agreement shall provide for 12-months' severance and benefits continuation. Mr. Simrell's base annual salary is $200,000. In addition, Mr. Simrell is entitled to receive bonuses in an amount not less than 50% of his salary subject to us achieving performance goals set by the Board. Mr. Simrell is also entitled to participate in such stock option, restricted stock, pension, profit sharing, life insurance, hospitalization, major medical, tuition reimbursement, medical flexible spending accounts and other employee benefit plans provided by us from time to time. In the event we terminate Mr. Simrell's employment without cause or Mr. Simrell resigns for good reason, Mr. Simrell shall be entitled to 12-months severance, 100% of his incentive compensation for that year, calculated assuming 100% of the targets under such incentive compensation plans are achieved, and continuation of his medical, dental, life, and disability coverage for himself and his spouse and dependents for a period not to exceed 12 months, provided he signs a release in our favor.

        The employment agreement with Mr. Simrell contains certain covenants by him not to solicit the customers and employees of Primal during his employment and for one year thereafter. A state court may determine not to enforce, or only to enforce partially, these covenants.

        We are also a party to a Change of Control Agreement with Mr. Simrell, which was amended as of May 17, 2004 (the "Change Agreement"). The Change Agreement provides that we will tender certain "severance payments" to Mr. Simrell if, within 12 months of a "change of control transaction," (i) we terminate his employment (except upon his death or disability, his reaching our mandatory retirement age, if any, or his providing us with other "cause to terminate" his employment) or (ii) Mr. Simrell voluntarily terminates his employment for "good reason." Further, we are obligated to tender such payments if, not more than three months prior to the closing of a change of control transaction, (i) we terminate Mr. Simrell's employment, and such termination arose in connection with or in anticipation of the change of control transaction or (ii) Mr. Simrell voluntarily terminates his employment for good reason. Lastly, in anticipation of a change of control transaction, our directors could adopt a resolution deeming that a change of control transaction has closed for purposes of activating the Change Agreement obligations.

        Under the Change Agreement, a "change of control transaction" will have occurred if:

  •
  an otherwise unaffiliated person acquires the beneficial ownership of 35% or more of the combined voting power of our then outstanding voting securities. The acquisition of the shares can be in one transaction or in a series of related transactions and the person's ownership can be direct or indirect;

  •
  an otherwise unaffiliated person acquires the beneficial ownership of 50% or more of the combined voting power of any of our material subsidiaries. The acquisition of the shares can be in one transaction or in a series of related transactions and the person's ownership can be direct or indirect. A material subsidiary means a subsidiary that represents at least 50% of our combined revenue or assets;

  •
  a change of a majority of the members of our Board of Directors during any 12 consecutive months. If, by a two-thirds majority, our Board of Directors elected a new member or nominated a new member for election by our stockholders, such new member will be considered to have been an original member of our Board of Directors;

  •
  Our stockholders have approved a complete liquidation or dissolution of us or a disposition of all or substantially all of our assets;

  •
  We, in a single transaction or series of transactions, engage in a business combination transaction that results in our pre-transaction stockholders owning less than 50% of the combined voting power of the outstanding voting securities of the resulting entity; or

  •
  any other event occurs that would require disclosure of "Changes in Control of Registrant" through our filing of a Current Report on Form 8-K.

        Our "cause to terminate" Mr. Simrell means his intentional act which materially injures us, his intentional refusal or failure to follow lawful and reasonable directions of the Board of Directors or an individual to whom he reports (as appropriate), his willful or habitual neglect of duties, or his conviction of, or the entering of a guilty plea or plea of no contest with respect to, a felony involving an act of moral turpitude.

        Mr. Simrell's "Good Reason" to resign means:

  •
  Our failure to cure a material breach of its obligations under any employment-related agreement with Mr. Simrell;

  •
  Our unilateral, material reduction in Mr. Simrell's title, status, overall position, responsibilities or duties, reporting relationship, and general working environment;

  •
  Our requirement that Mr. Simrell relocate his residence outside of Orange County, or the relocation of Mr. Simrell's office more than 50 miles from its location on May 17, 2004;

  •
  Our failure to obtain an assumption by our successor or assignee of substantially all of our business of any material written agreement between Mr. Simrell and us; or

  •
  any material change in the benefits or incentive compensation offered to Mr. Simrell from those in which he is participating as of May 17, 2004.

        The term of the Change Agreement is co-terminus with our employment of Mr. Simrell. The "severance payment" shall be paid within 10 days of Mr. Simrell's termination of employment and the effective date of the applicable release signed by Mr. Simrell in our favor. It will consist of a single cash payment that is the sum of:

  •
  all accrued and unpaid portion of Mr. Simrell's salary and vacation through the date of termination;

  •
  all accrued and unpaid portion of Mr. Simrell's incentive compensation and other bonuses from our prior fiscal year;

  •
  an amount equivalent to 150% of Mr. Simrell's then-current annual salary; and

  •
  an amount equivalent to 150% of all incentive and other bonus compensation that would otherwise have been payable to Mr. Simrell for the fiscal year in progress as if he remained employed by us (calculated on the assumption that 100% of the targets under such incentive compensation plans are achieved).

        In the event the severance payment is subject to excise tax, we will gross-up the severance payment to Mr. Simrell so that the net severance payment received shall be the equivalent to the severance payment that would have been received if no excise tax had been imposed. However, we will reduce a severance payment by the amount of any other severance or termination benefits that we are obligated to pay to Mr. Simrell.

        Further, for up to 18 months following the termination of Mr. Simrell's employment, we will continue to provide Mr. Simrell and his spouse and dependents with uninterrupted medical, dental, life, and disability coverage, or a lump-sum payment equal to the cost of obtaining substantially similar coverage. We may terminate such insurance coverage prior to the expiration of the 18-month period if Mr. Simrell obtains any such benefits pursuant to a subsequent employer's benefit plans.

        Lastly, upon the occurrence of a change of control transaction, all outstanding unvested stock options and all previously granted unvested restricted stock awards granted to Mr. Simrell shall accelerate and vest.

        Effective August 14, 2003, the Company entered into an at-will employment letter agreement with Robert Richardson, in which Mr. Richardson initially agreed to serve as the Company's Senior Vice President—Professional Services. Under the terms of the letter agreement Mr. Richardson's base annual salary is $150,000. In addition, Mr. Richardson is entitled to receive incentive compensation bonuses in an amount not less than 100% of his salary subject to achieving certain individual and corporate performance goals. Mr. Richardson is also entitled to participate in those stock option, restricted stock, pension, profit sharing, life insurance, hospitalization, major medical, tuition reimbursement, medical flexible spending accounts and other employee benefit plans provided by the Company from time to time.

        Effective March 25, 2005, the Company and Mr. Richardson agreed to amend and restate that certain employment letter agreement dated August 18, 2003 between the Company and Robert Richardson to provide (i) a 90-day period of transition assistance pay in the event Mr. Richardson's employment with the Company is terminated without cause, and (ii) that, in the event of a change of control of the Company, Mr. Richardson is terminated without cause, or Mr. Richardson terminates his employment for good reason, all outstanding unvested stock options and all previously granted unvested restricted stock awards granted to Mr. Richardson shall accelerate and vest.

        Effective March 25, 2005, William C. Bousema entered into a letter agreement for at-will employment as Primal's Senior Vice President, Chief Financial Officer and Secretary. Under the terms of the letter agreement Mr. Bousema's base annual salary is $175,000. In addition, Mr. Bousema is entitled to receive incentive compensation bonuses in an amount not less than 35% of his base salary subject to achievement of certain individual and corporate performance goals. Mr. Bousema is also entitled to participate in such stock option, restricted stock, pension, profit sharing, life insurance, hospitalization, major medical, tuition reimbursement, medical flexible spending accounts and other employee benefit plans provided by us from time to time. During the first year of his employment, if we terminate Mr. Bousema's employment without cause or Mr. Bousema resigns for good reason, Mr. Bousema shall be entitled to nine-month's severance, 75% of his incentive compensation for that year, calculated assuming 100% of the targets under such incentive compensation plans are achieved (provided that any such severance payments must be made within two and one-half months following the close of the calendar year in which such termination occurred), and continuation of his medical, dental, life, and disability coverage for himself and his spouse and dependents for a period not to exceed nine months, conditioned upon Mr. Bousema's execution of a release in favor of Primal. Sixty days prior to the end of the first year of his employment, we must commence good faith negotiations regarding the new terms of Mr. Bousema's termination and severance section of his letter agreement. If, following such good faith negotiations, we are unable to reach agreement regarding the new provisions, the termination and severance section of his letter agreement will expire on their terms. If we fail to negotiate in good faith, Mr. Bousema's letter agreement will expire on the one year anniversary of his employment, his employment with Primal will be terminated, and he will be paid the severance benefits provided for in the letter agreement, and all outstanding unvested stock options granted to Mr. Bousema will accelerate and vest. Finally, in the event, (i) Mr. Bousema is terminated without cause, or (ii) Mr. Bousema terminates his employment for good reason, all outstanding unvested stock options granted to him shall accelerate and vest.

        Additionally, Mr. Bousema's letter agreement contains certain covenants by him not to solicit the customers and employees of Primal during the course of his employment and for so long thereafter as he is entitled to severance benefits under his letter agreement. A state court may determine not to enforce, or only to enforce partially, these covenants.

        Primal has also entered into a Change of Control Agreement with Mr. Bousema effective March 25, 2005 (the "Bousema Change Agreement"). The Bousema Change Agreement provides that if, within 12-months of a "change of control transaction," (i) Primal terminates Mr. Bousema's employment (except upon his death or disability, his reaching the mandatory retirement age, if any, or upon other "cause to terminate" his employment) or (ii) Mr. Bousema voluntarily terminates his employment for "good reason", we will tender in a single lump sum payment (a) any accrued and unpaid salary and vacation through the termination date, (b) an amount equal to 100% of Mr. Bousema's then-current annual salary and (c) an amount equal to 100% of his incentive compensation for that year, calculated assuming 100% of the targets under such incentive compensation plans are achieved, payable within 10 days of termination provided that any such payment must be made within two and one-half months following the close of the calendar year in which such termination occurred. Further, Primal is obligated to tender such payments if, not more than three months prior to the closing of a change of control transaction, (i) Primal terminates Mr. Bousema's employment, and such termination arose in connection with or in anticipation of the change of control transaction or (ii) Mr. Bousema voluntarily terminates his employment for good reason. Lastly, in anticipation of a change of control transaction, our directors could adopt a resolution deeming that a change of control transaction has closed for purposes of activating the Bousema Change Agreement obligations.

        The Bousema Change Agreement additionally provides that, in the event the severance payment is subject to excise tax, Primal will gross-up the severance payment to Mr. Bousema so that the net severance payment received shall be the equivalent to the severance payment that would have been received if no excise tax had been imposed. However, Primal will reduce a severance payment by the amount of any other severance or termination benefits that it is obligated to pay to Mr. Bousema. The Bousema Change Agreement further provides for up to 12 months following the termination of Mr. Bousema's employment, we will continue to provide Mr. Bousema and his spouse and dependents with uninterrupted medical, dental, life, and disability coverage, or a lump sum payment equal to the cost of obtaining substantially similar coverage.

        Lastly, the Bousema Change Agreement provides that upon the occurrence of a change of control transaction, all outstanding unvested stock options and all previously granted unvested restricted stock awards granted to Mr. Bousema shall accelerate and vest.

        Effective April 18, 2005, in furtherance of Primal's policy on executive incentive compensation, and upon the recommendation of Primal's Compensation Committee, Primal's Board of Directors approved and established certain corporate performance goals and set the minimum corporate performance level that must be achieved before any incentive compensation awards can be paid. Because achievement of the executives' individual performance goals assists Primal in meeting its short- and long-term business objectives, Primal's policy on executive incentive compensation is intended to reward executive-level employees for their achievement of individual performance goals only if Primal also meets its minimum corporate performance level. Accordingly, no incentive compensation award is to be granted to any executive unless the minimum corporate performance levels have been achieved.

        In establishing Primal's corporate performance goals, Primal's Board of Directions and Compensation Committee assess both past and projected corporate performance levels, as well as external market-place conditions, such as economic outlook, competitive performance levels, projected industry volumes and projected market share. Examples of corporate performance goals include revenues and operating expenses for certain fiscal periods and cash balances at the end of those periods.

        In addition to the corporate performance goals, on a semi-annual basis and subject to review and approval or modification by Primal's Chief Executive Officer, each eligible executive sets a number of individual objectives. Examples of objectives identified by executive officers have included achieving sales and financial targets, identifying and pursuing new business opportunities and strategic alliances, attaining product development goals, accomplishing sales training goals, and identifying and implementing cost reduction measures. An eligible executive's incentive compensation award is based on the achievement of a minimum level of both corporate and individual performance goals and is expressed as a percentage of the participant's year-end base salary, ranging in amount from 35% to 100% of the year-end base salary.

Compensation of Directors

        During 2003, each non-employee member of our Board of Directors received a one-time grant of a warrant to purchase 250,000 shares of common stock at an exercise price equal to the fair market value at the time of the grant. As a policy, each newly elected and re-elected non-employee member of the Board of Directors receives a grant of a warrant to purchase 50,000 shares of common stock at an exercise price determined by our Board at the time of issuance. Beginning in 2003, each of our non-employee directors also receives an annual stipend of $14,000 and $1,750 for each Board meeting attended.

        There are currently two standing Board committees, an audit committee and a compensation committee. Each non-employee member serving on a Board committee also receives compensation of $250 for each individual committee meeting attended in conjunction with a Board meeting, up to $750 for attendance of multiple committee meetings, and $750 for each committee meeting attended separate from a Board meeting. In addition, each non-employee director is entitled to reimbursement of travel expenses.

        In addition, our Lead Director receives a stipend of $250 per hour with a per day cap of $1,500. The Lead Director periodically performs strategic projects as requested by the Board.

        In April 2003, we issued 250,000 warrants to each of the four non-employee Board members under Section 4(2) of the Securities Act. The warrants were issued at an exercise price equal to the fair market value of our common stock, have vested and expire within ten years of grant. As the warrants were issued at fair market value, we did not record any expense for the warrants issued in accordance with Accounting Principles Board Opinion No. 25. These warrants fully vested on June 15, 2004, as a result of the Private Placement.

        We periodically form and maintain ad hoc committees for specific and limited purposes and duration. Such ad hoc committee members may receive nominal compensation for such service.

        Our non-employee directors may be granted non-statutory stock options and restricted stock under the 2001 Flexible Incentive Plan and 2004 Flexible Incentive Plan.

INDEMNIFICATION

Section 145 of the Delaware General Corporation Law

        Section 145(a) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 145(b) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145(c) provides that to the extent a present or former director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such defense.

        Section 145(d) provides that any indemnification under subsections (a) and (b) of Section 145, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination:

  •
  by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum;

  •
  by a committee of such directors designated by majority vote of such directors, even though less than a quorum;

  •
  if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

  •
  by the stockholders.

        Section 145(e) provides that expenses, including attorneys' fees, incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or for such director or officer to repay such amount if it shall ultimately be determined that such person was not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses, including attorneys' fees, incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Certificate of Incorporation

        Our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, unless the breach involves

  •
  a breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  liability for unlawful dividend payments or stock purchases or redemptions; or

  •
  a transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation provides that we shall indemnify all persons whom we may indemnify to the fullest extent permitted by law.

Bylaws

        Our bylaws generally make mandatory the provisions of Section 145 of the Delaware General Corporation Law discussed above, including the advancement of expenses reasonably incurred in defending a claim prior to its final resolution, and provide that our directors and officers will at all times be indemnified to the maximum extent permitted by law.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify our directors and officers to the fullest extent permitted by law for liabilities they may incur because of their status as directors or officers. These agreements also provide that we will advance expenses to our directors and officers relating to claims for which they may be entitled to indemnification, and that we will continue to provide for indemnification following a change of control of our Company.

D&O Insurance

        As permitted under section 145(g) of the Delaware General Corporation Law, we have purchased a directors' and officers' liability insurance policy to insure our directors and officers against liability asserted against, or incurred by them, in their capacities as our directors and officers, including liabilities arising under the Securities Act.

SEC Policy on Indemnification

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

RELATED PARTY TRANSACTIONS

Issuance of Common Stock

        As discussed elsewhere in this Prospectus, in June 2004, we closed a Private Placement of our securities to the Institutional Investors and the Accredited Investors, which included each member of our Board of Directors, our Chief Executive Officer, and our then Chief Financial Officer, and Mr. David Mechler, a beneficial owner of 5% or more of our common stock. See the discussion under the heading "Management's Discussion and Analysis—Other Events" beginning on page 27, and "Security Ownership of Certain Beneficial Owners and Management" set forth below.

        In September 2003, the Board of Directors approved and completed the sale of 688,253 shares of our common stock to members of the Board of Directors at a price equal to fair market value.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        As of March 21, 2005, we had 36,252,991 shares of common stock outstanding.

Securities Authorized for Issuance Under Equity Compensation Plans:

Equity Compensation Plans Information as of December 31, 2004 (4)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
2001 Flexible Incentive Plan	3,639,064	$0.06	20,428
2004 Flexible Incentive Plan(1)	—	—	5,451,073
Equity compensation plans not approved by security holders:
Warrants issued to Board of Advisors Member(2)	25,000	$0.22	—
Warrants issued to Board Members(3)	750,000	$0.05	—
Total	4,414,064	$0.06	5,471,501

(1)
The Company's stockholders approved the adoption of Primal's 2004 Flexible Incentive Plan at the Company's 2004 Annual Meeting of Stockholders held November 12, 2004. Pursuant to the 2004 Flexible Incentive Plan, the Company may issue up to an aggregate of 5,451,073 shares of the Company's common stock, $0.01 par value per share. The Company's 2004 Flexible Incentive Plan provides that the Company's Board of Directors or such appropriately appointed committee, as the case may be, may refrain from issuing awards under the 2004 Flexible Incentive Plan until such the Board of Directors or such committee has determined that such issuance of awards under the 2004 Flexible Incentive Plan will not violate applicable federal or state securities laws.

(2)
Issued in August 2004 to a member of our Board of Advisors at an exercise price of $0.22 and with a term of 10 years.

(3)
Issued in April 2003 to our non-employee Board members at an exercise price of $0.05, vesting over two years and with a term of 10 years. These warrants fully vested on June 15, 2004, as a result of the Private Placement.

(4)
The preceding table does not include an option to purchase up to 360,000 shares of our common stock granted to an officer of the Company in January 2004. The officer was terminated in January 2005. At the time of termination, the option had vested with respect to 119,988 shares, which option is exercisable for the 90-day period following termination.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell within any three-month period a number of shares that does not exceed 1% of the then outstanding shares of common stock, or approximately 362,530 shares.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. As of the date of this Prospectus, there are 974,794 shares eligible for sale under Rule 144. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144 as this will depend on the market price of our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who, at the time of the sale of such shares, is not then, or at any time during the 90 days immediately preceding such sale was not, an officer, director or affiliate of our Company may sell such shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144.

Beneficial Owner / Management

        The following table sets forth information regarding the number of shares of our common stock beneficially owned on March 21, 2005, after giving effect to the issuances pursuant to the Private Placement, by each person who is known by us to beneficially own 5% or more of our common stock, each of our directors and executive officers, and all of our directors and executive officers as a group.

        For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of March 21, 2005 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Name of Beneficial Owner / Management	Number of Shares	Percent of Class
David Mechler(1)	2,740,815	7.6%
John Faltys(2)	2,230,541	6.1%
Joseph R. Simrell(3)	1,717,920	4.7%
Todd R. Taylor(4)	94,119	*
Robert Richardson(5)	210,000	4.8%
David Haynes(6)	1,763,755	4.0%
Louis A. Delmonico(7)	521,522	1.4%
John E. Rehfeld(8)	1,214,322	3.3%
Austin W. Marxe and David M. Greenhouse(9)	19,674,417	45.8%
All executive officers and directors as a group (6 persons)(10)	7,658,060	21.0%

*
Constitutes less than 1%

(1)
Includes 2,632,119 shares of common stock beneficially owned by Mr. Mechler and 108,696 shares of common stock underlying warrants exercisable as of the date set forth above and within 60 days thereafter. The business address for this person is P.O. Box 1439, Medina, Texas 78055.

(2)
Includes 1,954,454 shares of common stock beneficially owned by Mr. Faltys and 276,087 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(3)
Includes 1,459,407 shares of common stock beneficially owned by Mr. Simrell and 258,513 shares of common stock underlying options exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(4)
Includes 94,119 shares of common stock beneficially owned by Mr. Taylor. The business address for this person is 22362 Torino, Laguna Hills, California 92653. Mr. Taylor resigned as Chief Financial Officer and Vice President Finance and Administration effective October 15, 2004.

(5)
Includes 210,000 shares of common stock underlying warrants beneficially owned by Mr. Richardson exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(6)
Includes 1,459,407 shares of common stock beneficially owned by Mr. D. Haynes and 304,348 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(7)
Includes 154,348 shares of common stock beneficially owned by Dr. Delmonico and 367,174 shares of common stock underlying options exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(8)
Includes 1,105,626 shares of common stock beneficially owned by Mr. Rehfeld and 108,696 shares of common stock underlying options exercisable as of the date set forth above or within 60 days thereafter. The business address for this person is 18881 Von Karman Avenue, Suite 500, Irvine, California 92612.

(9)
Consists of (i) 6,578,039 shares of common stock held by Special Situations Private Equity Fund, L.P. and 3,260,870 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter, (ii) 1,052,878 shares of common stock held by Special Situations Technology Fund, L.P. and 521,739 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter, and (iii) 5,521,761 shares of common stock held by Special Situations Technology Fund II, L.P. and 2,739,130 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter. SST Advisers, L.L.C. ("SSTA") is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of SSTA and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its respective funds. The business address for Messrs. Marxe and Greenhouse is 153 E. 53 Street, 55th Floor, New York, New York 10022.

(10)
Includes all shares and options described in Notes 2, 3, 5, 6, 7 and 8 above.

Institutional Investors

        It is our belief that the Special Situations Funds may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, for purposes of disclosure in this Prospectus. Each of the Management Accredited Investors expressly disclaims the existence of a "group" either among them or between any of them and any other investor in the Private Placement or any other record or beneficial owner of our voting securities. We have not received any indication from any other investor in the Private Placement that it will act as a "group" either among them or between any of them and any other investor in the Private Placement or any other record or beneficial owner of our voting securities.

        The consummation of the Private Placement resulted in no changes to the composition of our Board of Directors, our Chief Executive Officer or our Chief Financial Officer; and we do not know of any arrangements or understandings among or between any of the investors in the Private Placement with respect to the election of directors.

        Without acting in concert as a "group" with the intent to control or influence our business or affairs, none of the Institutional Investors has a majority of the voting power of our common stock as a result of the Private Placement. See the discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" beginning on page 54.

DESCRIPTION OF CAPITAL STOCK

        Our amended certificate of incorporation authorize 95,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of March 21, 2005, we had 36,252,991 shares of common stock issued and outstanding.

Common Stock

        Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote of the outstanding shares present at a stockholders' meeting is required for most actions to be taken by stockholders. Our directors are elected by a plurality. The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The common stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions.

        Holders of common stock are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for dividends, subject to the dividend and liquidation rights of any series of preferred stock that may be issued in the future and subject to any dividend restriction contained in any credit facility which Primal may enter into in the future. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.

Preferred Stock

        We have not designated the rights and preferences of our preferred stock. We have no present intention to issue any shares of our preferred stock.

        See the discussion under the heading "Management's Discussion and Analysis—Other Events" beginning on page 27 of this Prospectus.

SELLING STOCKHOLDERS

        For ease of reference, the term "selling stockholder" also includes any transferees, pledgees, donees, or successors to the selling stockholders named in the table below. Pledgees could include banks, brokers, financial institutions, or other lenders. To the extent required, we will name any additional selling stockholder in a supplement to this Prospectus.

        The following table sets forth certain information with respect to the number of shares of our common stock beneficially owned by each of the selling stockholders as of March 21, 2005. We have determined beneficial ownership in accordance with the rules of the SEC.

        Except as otherwise indicated in this Prospectus, none of the selling stockholders has had any position, office, or material relationship with us or any of our affiliates within the past three years, other than as a result of the acquisition, or current ownership, of the shares being registered for sale hereby or our other securities. The shares being registered by this Prospectus may be offered from time to time by the selling stockholders named below.

Name	Number of Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares	Number of Shares Registered for Sale Hereby	Number of Shares Beneficially Owned After Offering	Percentage of Outstanding Shares
Special Situations Private Equity Fund, L.P.(1)	9,838,909	24.9%	9,782,609	56,300	*
Special Situations Technology Fund, L.P.(1)	1,574,617	4.3%	1,565,217	9,400	*
Special Situations Technology Fund II, L.P.(1)	8,260,891	21.2%	8,217,391	43,500	*
David W. Mechler, Jr.(2)	2,740,815	7.6%	326,087	2,414,728	6.7%
John Faltys(3)	2,230,541	6.1%	1,970,541	260,000	*
Joseph R. Simrell(4)	1,717,920	4.7%	1,503,755	214,165	*
Todd R. Taylor(5)	94,119	*	6,522	87,597	*
David Haynes(3)	1,763,755	4.8%	1,503,755	260,000	*
Louis A. Delmonico(3)	521,522	1.4%	81,522	440,000	1.2%
John E. Rehfeld(3)	1,214,322	3.4%	326,087	888,235	2.5%
Mark Nielsen(6)	1,273,967	3.5%	1,273,967	0	0%
Henk A. Hanselaar(7)	652,174	1.8%	652,174	0	0%
Jack H. Norberg, III(8)	949,369	2.6%	326,087	623,282	1.7%
Richard J. Hoag(9)	65,217	*	65,217	0	0%
Peter Boyes(10)	326,087	*	326,087	0	0%
Total	33,224,225		27,927,018	5,297,207

*
represents less than one percent.

(1)
SST Advisers, L.L.C. ("SSTA") is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of SSTA and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its respective funds.

(2)
As previously discussed under the heading "Related Party Transactions" beginning on page 53, at the time of the closing of the Private Placement, Mr. Mechler beneficially owned 5% or more of our common stock.

(3)
As previously discussed under the heading "Management—Executive Officers and Directors" beginning on page 42 and "Related Party Transactions" beginning on page 53, Messrs. Faltys, Haynes, Delmonico and Rehfeld currently serve and were serving as directors of the Company at the time of the closing of the Private Placement.

(4)
As previously discussed under the heading "Management—Executive Officers and Directors" beginning on page 42 and "Related Party Transactions" beginning on page 53, Mr. Simrell currently serves and was serving as Chief Executive Officer and President of the Company at the time of the closing of the Private Placement.

(5)
As previously discussed under the heading "Management—Executive Compensation" beginning on page 44 and "Related Party Transactions" beginning on page 53, Mr. Taylor was serving as the Company's then-current Chief Financial Officer and Vice President Finance and Administration at the time of the closing of the Private Placement.

(6)
Includes 1,273,967 shares of common stock beneficially owned by Mark Nielsen. Following the Company's spin-off from Avery Communications, Inc. in February 2001, Mr. Nielsen was granted an irrevocable proxy by the Company to vote shares equal to 16.5% of the outstanding common stock of the Company. Mr. Nielsen's proxy effectively expired September 24, 2003.

(7)
Includes 217,391 shares of common stock beneficially owned by Henk A. Hanselaar, and 434,783 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter. Mr. Hanselaar is a principal of one of our investment advisers.

(8)
Jack H. Norberg, III is a principal of one of our investment advisers. Includes 217,391 shares of common stock beneficially owned by Mr. Norberg, and 108,696 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter, or less than 1%, of our common stock. Also includes 100,000 shares of our common stock, or less than 1%, owned of record by our investment adviser, and 523,282 shares, or 1.5%, of our common stock, over which our investment adviser has the right to vote and the power to dispose of such shares on behalf of its clients.

(9)
Includes 43,478 shares of common stock beneficially owned by Richard J. Hoag, and 21,739 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter.

(10)
Includes 326,087 shares of common stock underlying warrants exercisable as of the date set forth above or within 60 days thereafter beneficially owned by Peter Boyes. Mr. Boyes is a principal of one of our investment advisers.

PLAN OF DISTRIBUTION

        The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this Prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales effected after the effective date of the registration statement of which this Prospectus is a part;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

        We have agreed with the selling stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

        Each selling stockholder has represented and warranted to us that, at the time it acquired the securities subject to the registration statement, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. We have advised each selling stockholder that it may not use shares registered on the registration statement to cover short sales of our common stock made prior to the date on which the registration statement was declared effective by the SEC.

LITIGATION

        We are not currently a party to any material legal proceeding.

LEGAL MATTERS

        The validity of the shares of common stock offered in this Prospectus will be passed upon by Bryan Cave LLP, Irvine, California.

EXPERTS

        Haskell & White LLP, an independent registered public accounting firm, has audited our financial statements for the years ended December 31, 2004 and 2003, as stated in their report appearing herein, which have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to certain informational requirements of the Exchange Act. As a result, we file annual, quarterly and current reports, and other information with the SEC. We are not required to deliver an annual report to our stockholders but voluntarily send to our stockholders our annual report on Form 10-KSB in connection with our annual meeting, which includes audited financial statements. Here are ways you can reach and obtain copies of this information:

WHAT IS AVAILABLE	WHERE TO GET IT
Paper copies of information	SEC's Public Reference Room
Judiciary Plaza Building
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549
SEC's Pacific Regional Office
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3648
On-line information, free of charge	SEC's Internet website at http://www.sec.gov
Information about the SEC's Public Reference Rooms	Call the SEC at 1-800-SEC-0330

        This Prospectus is part of a registration statement on Form SB-2 we filed with the SEC. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You can get a copy of the registration statement from the sources listed above.

PRIMAL SOLUTIONS, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Primal Solutions, Inc.

        We have audited the accompanying consolidated balance sheets of Primal Solutions, Inc. (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primal Solutions, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

HASKELL & WHITE LLP

Irvine, California

February 25, 2005

PRIMAL SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,603,132	$1,249,237
Accounts receivable, net of allowance for doubtful accounts of $-0- (2004) and $-0- (2003)	499,107	639,761
Prepaid expenses and other current assets	122,853	189,475
Total current assets	3,225,092	2,078,473
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $1,353,931 (2004) and $1,125,914 (2003)	493,065	493,407
GOODWILL	592,540	592,540
OTHER ASSETS	88,718	79,633
	$4,399,415	$3,244,053
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$222,264	$179,503
Accrued liabilities	479,039	262,906
Accrued salaries and benefits	553,923	469,151
Deferred revenue	727,681	1,001,773
Current portion of note payable to Corsair	533,706	182,256
Current portion of notes payable	100,000	120,917
Total current liabilities	2,616,613	2,216,506
NOTE PAYABLE TO CORSAIR, less current portion	578,001	1,371,874
NOTES PAYABLE, less current portion	276,940	253,452
Total liabilities	3,471,554	3,841,832
COMMITMENTS AND CONTINGENCIES (Note 4, 5 and 6)
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $0.01 par value; 5,000,000 authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized; 36,178,441 (2004) and 20, 968,083 (2003) issued and outstanding	361,784	209,681
Additional paid-in capital	13,232,265	11,863,413
Warrants (Note 7)	1,204,500	—
Accumulated deficit	(13,870,688)	(12,670,873)
Net stockholders' equity (deficit)	927,861	(597,779)
	$4,399,415	$3,244,053

See accompanying notes to consolidated financial statements.

PRIMAL SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For The Year Ended December 31,
	2004	2003
REVENUES:
System revenue	$2,441,978	$2,548,980
Service revenue	5,166,908	3,967,685
Total revenues	7,608,886	6,516,665
Cost of systems	96,357	244,107
Cost of services	3,620,193	2,692,041
COST OF REVENUES	3,716,550	2,936,148
GROSS MARGIN	3,892,336	3,580,517
OPERATING EXPENSES:
Research and development	1,244,628	993,760
Sales and marketing	1,921,716	1,050,445
General and administrative	1,797,922	1,608,050
Total operating expenses	4,964,266	3,652,255
LOSS FROM OPERATIONS	(1,071,930)	(71,738)
INTEREST AND OTHER EXPENSE, net	(126,285)	(205,244)
LOSS BEFORE INCOME TAX PROVISION	(1,198,215)	(276,982)
INCOME TAX PROVISION	1,600	1,600
NET LOSS	$(1,199,815)	$(278,582)
Basic and diluted net loss per share	$(.04)	$(.01)
Weighted-average basic and diluted common shares outstanding	29,238,864	20,369,380

See accompanying notes to consolidated financial statements.

PRIMAL SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common shares	Amount	Additional paid-in capital	Accumulated deficit	Net stockholders' equity (deficit)
BALANCE, December 31, 2002	20,131,212	201,312	11,805,614	(12,392,291)	(385,365)
Issuance of common stock to members of the Board of Directors	688,235	6,883	51,617	—	58,500
Exercise of stock options issued to employees	4,545	45	273	—	318
Exercise of stock options issued to employees through cashless exercise, net	109,091	1,091	(1,091)	—	—
Stock grant to employee	35,000	350	7,000	—	7,350
Net loss	—	—	—	(278,582)	(278,582)
BALANCE, December 31, 2003	20,968,083	$209,681	$11,863,413	$(12,670,873)	$(597,779)
Exercise of stock options issued to employees	925,576	9,255	22,924		32,179
Warrants issued in lieu of fees			5,500		5,500
Registration Expenses			(602,524)		(602,524)
Employee Exercise of Grant below FV			4,800		4,800
Issuance of common stock in Private Placement	14,284,782	142,848	3,142,652		3,285,500
Net loss				$(1,199,815)	(1,199,815)
BALANCE, December 31, 2004	36,178,441	$361,784	$14,436,765	$(13,870,688)	$927,861

See accompanying notes to consolidated statements

PRIMAL SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,199,815)	$(278,582)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	238,688	374,141
Provision for doubtful accounts	—	(7,724)
Loss on disposal of equipment	(2,000)	51,089
Non-cash stock based compensation	—	7,350
Charitable contribution of equipment	—	988
Changes in operating assets and liabilities:
Accounts receivable	140,654	(237,709)
Prepaid expenses and other current assets	57,538	(25,126)
Accounts payable and other accrued liabilities	343,666	119,414
Accrued salaries and benefits	—	132,604
Increase in non-current accrued interest payable	23,488	21,462
Deferred revenue	(274,092)	48,010
Net cash provided by operating activities	(671,873)	205,917
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(224,571)	(98,856)
Leasehold improvements	(13,776)	—
Proceeds from sales of property and equipment	2,000	1,244
Net cash used in investing activities	(236,347)	(97,612)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	—	(2,502)
Proceeds from notes payable	—	100,000
Payments on notes payable	(20,917)	(25,128)
Payments on note payable to Corsair	(442,423)	(165,078)
Proceeds from issuance of common stock	2,725,455	50,318
Net cash used in financing activities	2,262,115	(42,390)
INCREASE IN CASH AND CASH EQUIVALENTS	1,353,895	65,915
CASH AND CASH EQUIVALENTS, beginning of the year	1,249,237	1,183,322
CASH AND CASH EQUIVALENTS, end of the year	$2,603,132	$1,249,237
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$193,054	$140,748
Income taxes	$1,600	$1,600
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock in satisfaction of liability	$5,500	$8,500

See accompanying notes to consolidated statements

PRIMAL SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION, ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        Organization and Nature of Operations—Primal Systems, Inc. was incorporated on June 28, 1996 to provide computer software programming, customization, program maintenance, and product marketing for a variety of software languages and platforms. During 1999, Primal Systems, Inc. acquired certain assets from Corsair Communications, Inc. through its wholly owned subsidiary, Wireless Billing Systems, which provides software and services to the telecommunications industry. Effective October 1, 1999, Primal Systems, Inc. was merged with and into a wholly-owned subsidiary of Avery Communications, Inc. ("Avery"), ACI Telecommunications Financial Services, and the surviving company changed its name to Primal Solutions, Inc. Primal Solutions, Inc., and its subsidiary, Wireless Billing Systems, (the "Company"), develop, market and support convergent network mediation and convergent integrated billing software for providers of voice and data transmission services using the Internet and wireless networks.

        The Company was spun-off as a separate public company by Avery in February 2001. On February 13, 2001 and in connection with the Distribution Agreement, Avery distributed approximately 13.2 million shares of common stock of the Company to Avery's security holders (the "Distribution"). As part of the Distribution:

  •
  Each common shareholder of Avery, on February 12, 2001, received one share of the Company's common stock for each share of Avery's common stock held on that date.

  •
  Owners of shares of Avery's Series A, B, C, D, and E convertible preferred stock received the Company's common stock, in the amount of the preferred stock's common stock equivalent for each share of Avery preferred stock held on the payment date of the Distribution.

  •
  Avery redeemed 7,126,894 shares of its Series G preferred stock from John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielsen, Arun Anand, Murari Cholappadi, Sanjay Gupta (collectively the "Old Primal Stockholders") in consideration of 6,207,026 shares of the Company's common stock, each dated February 9, 2001.

  •
  The Company issued 250,000 shares of common stock to a former executive officer of Avery.

        Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Primal Solutions, Inc. and its wholly owned subsidiary, Wireless Billing Systems. Intercompany accounts and transactions have been eliminated.

        Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Substantially all of the Company's cash and cash equivalents are held at one bank at December 31, 2004 and 2003. As of December 31, 2004 and 2003, the Company has $2.6 and $1.0 million on deposit with this bank that exceeds the federally insured limit.

        Property and Equipment—Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives:

Computer and office equipment	2 to 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the estimated useful life or life of the lease

        Maintenance and repairs are charged to expense as incurred. Renewal and improvements of a major nature are capitalized.

        Long-Lived Assets—In the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. The adoption of SFAS No. 144 did not have a material impact on the Company's operating results or financial position.

        Property and equipment, definite life intangible assets, and capitalized software costs are recorded at cost less accumulated depreciation or amortization. They are amortized using the straight-line method over estimated useful lives of three years to seven years. The determination of useful lives and whether or not these assets are impaired involves judgment and such assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates the carrying value of long-lived assets and definite life identifiable intangible assets for impairment of value based on undiscounted future cash flows resulting from the use of the asset and its eventual disposition. While the Company did not experience impairment of intangible assets in prior periods, it cannot guarantee that there will not be impairment in the future.

        Accounting for Goodwill and Other Intangible Assets—On January 1, 2002 the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. It also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. Management has completed a review of each of the Company's reporting units, Systems and Services, and has concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment is present as of September 30, 2003 and 2004. Management will continue to complete an annual testing of goodwill for impairment on September 30th of each year. Such fair value measurements involve significant estimates and assumptions, including the future cash flows, comparable market multiples and discount rates. Changes in such estimates and assumptions could significantly affect the fair value and potential impairment.

        Software Licenses, Services, and Post-Contract Customer Support—Revenues from sales of software licenses (systems revenue), which generally contain multiple elements, are recognized upon delivery of the related product if the requirements of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended, are met. If the requirements of SOP No. 97-2, including evidence of an arrangement, client acceptance, a fixed or determinable fee, collectibility or vendor-specific objective evidence about the value of an element are not met at the date of delivery and passage of title, revenue recognition is deferred until such items are known or resolved. Revenue from post-contract customer support is deferred and recognized ratably over the term of the contract. Revenues from services are recognized as the services are performed under the agreements. Certain licensing and services arrangements with our customers are billed monthly and the associated revenue is recognized monthly.

        The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant standards to a wide range of sales contract terms and business arrangements that are prevalent in the software industry. Also, the Securities and Exchange Commission ("SEC") has issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," and Staff Accounting Bulletin No. 104, which revises or rescinds portions of Staff Accounting Bulletin No. 101, which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Future interpretations of existing accounting standards or changes in the Company's business practice could result in future changes in the Company's revenue accounting policies that could have a material adverse effect on the Company's business, financial condition and results of operations.

        Software Programming and Customization Services—Revenues are recognized as services are performed under the agreements and are included in systems revenue in the accompanying consolidated financial statements.

        Software Development Costs—Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Because the Company believes that its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no software development costs have been capitalized as of December 31, 2004 and 2003.

        Advertising Costs—Advertising costs are expensed as incurred. The Company did not incur any significant advertising costs for any periods presented.

        Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. A full valuation allowance for deferred tax assets has been provided at December 31, 2004 and 2003.

        Accounting for Stock-Based Compensation—SFAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of the fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. The Company has chosen, under the provisions of SFAS No. 123, to account for employee stock-based transactions under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, no compensation expense is generally recognized as long as the exercise price of each stock option is at least equal to the market price of the underlying stock at the time of the grant. If an entity chooses to use the accounting method described in APB No. 25, SFAS No. 123 requires that the pro forma effect of using the fair value method of accounting on its net income be disclosed in a note to the financial statements. The Company has chosen to use the accounting method described in APB No. 25.

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of SFAS No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-

based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        At December 31, 2004, the Company had one stock-based employee compensation plan, which is described in Note 6. The Company accounts for stock option grants under this plan according to the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31
	2004	2003
Net loss, as reported	$(1,199,815)	$(278,582)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(106,744)	(69,020)

Pro Forma net loss	$(1,306,559)	$(347,602)

Net loss per share:
Basic and Diluted—as reported	$(0.04)	$(0.01)
Basic and Diluted—pro forma	$(0.04)	$(0.02)

        The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004: expected volatility of 150%; risk-free interest rate of 3.5%; and a weighted-average contractual life of 10 years. The following weighted-average assumptions used for grants in 2003: expected volatility of 162%; risk-free interest rate of 2.00%; and a weighted-average contractual life of 10 years.

        Concentration of Credit Risk—The Company sells its products to large communications companies, as well as emerging communications carriers. Credit is extended based on an evaluation of the customer's financial condition, and collateral is generally not required. The Company also evaluates its credit customers for potential credit losses. The accounts receivable balances at December 31, 2004 and 2003 are primarily due from the major customers indicated below.

        In the year ended December 31, 2004, the Company had one customer that accounted for greater than 10% of the Company's total revenues in the amount of $4.3 million. In the year ended December 31, 2003, the Company had one customer that accounted for greater than 10% of the Company's total revenues in the amount of $4.5 million. At December 31, 2004, the Company had two customers that accounted for greater than 10% of the accounts receivable balance in the amount of $269,000. At December 31, 2003, the Company had three customers that accounted for greater than 10% of the accounts receivable balance in the amount of $628,000.

        Fair Value of Financial Instruments—The recorded amounts of financial assets and liabilities at December 31, 2004 and 2003 approximate fair value, based on the Company's incremental borrowing rate or due to the relatively short period of time between origination of the instruments and their expected realization.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Loss—There was no difference between net loss and comprehensive loss for any period presented.

        Segment Information—The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. In accordance with SFAS No. 131, the Company has disclosed in Note 11 the required information about the Company's operating segments and geographic areas.

Recent Accounting Pronouncements

        In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. As of December 31, 2004 and 2003, management believes that the Company is not the primary beneficiary of any VIE's.

        In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised), Share-Based Payment. This standard revises SFAS No. 123, APB Opinion No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method for employee stock-based compensation. SFAS No. 123® requires compensation costs related to share based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Currently, the Company uses the intrinsic value method of APB Opinion No. 25 to value share-based options granted to employees and board members. This standard requires the expensing of all share-based compensation, including options, using the fair value based method. The effective date of this standard for the Company will be January 1, 2006. Management is currently assessing the impact that this new standard will have on the Company's financial statements.

        Net Loss Per Share—The Company has computed net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per share was computed by dividing net loss by the weighted-average number of common shares outstanding for the period.

        The following table represents the computation of basic and diluted loss per common share for the periods presented:

	Year Ended December 31
	2004	2003
Numerator:
Numerator for basic loss per share
Net loss applicable to common stockholders	$(1,199,815)	$(278,582)

Denominator:
Denominator for basic and diluted loss per share	—	—
Weighted-average shares outstanding during the period	29,238,864	20,369,380

Net loss per share:
Basic and Diluted	$(.04)	$(0.01)

        Not included in the above table is the dilutive effect of options to purchase 2,368,717 and 1,150,982 shares of common stock for the years ended December 31, 2004 and 2003, respectively because they are anti-dilutive.

2.     PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31:

	2004	2003
Computer and office equipment	$1,700,306	$1,489,861
Furniture and fixtures	95,425	92,511
Leasehold improvements	50,725	36,949

	1,846,456	1,619,321
Less accumulated depreciation and amortization	(1,353,391)	(1,125,914)

Property and equipment, net	$493,065	$493,407

        Amortization of equipment purchased under capitalized lease obligations is included in depreciation expense. There are no property and equipment under capital leases at December 31, 2004 and 2003.

3.     NOTES PAYABLE

        The following table represents principal balances due under the notes payable:

	Current	Non current	Total
December 31, 2004:
Corsair Communications, Inc.	$533,706	$578,001	$1,111,707
Spieker Properties, L.P.	—	276,940	276,940
Sunwest Bank	100,000	—	100,000

Total	$633,706	$854,941	$1,488,647

December 31, 2003:
Corsair Communications, Inc.	$182,256	$1,371,874	$1,554,130
Spieker Properties, L.P.	—	253,452	253,452
Sunwest Bank	120,917	—	120,917

Total	$303,173	$1,625,326	$1,928,499

Note Payable to Corsair Communication, Inc.

        On February 4, 1999, Corsair Communications, Inc. ("Corsair") and its wholly-owned subsidiary, Subscriber Computing, Inc., sold substantially all of the assets relating to Subscriber's Communication Resource Manager billing system and Intelligent Message Router to Wireless Billing Systems, a recently formed and wholly owned subsidiary of Primal Systems, Inc. As consideration for the agreement, the Company paid Corsair $2,238,242 by issuing a note payable to Corsair. The note payable bears interest at 10% and is secured by substantially all the property and equipment that was acquired from Corsair. Principal and interest are payable monthly with all unpaid principal and interest originally due May 2001. The Company recorded the assets at fair value of $4,581,889 and assumed liabilities of $2,343,647, in addition to the note payable to Corsair.

        In January 2001, the Company amended the terms of and refinanced the Corsair note payable originally due in May 2001. Also, certain other liabilities due to Corsair totaling $50,528 were added to the principal balance of the amended note. The interest rate of the amended note increased to 16% starting in May 2001, and the note was payable in approximately 36 monthly installments, beginning June 2001, and was due May 2004.

        In December 2001, the Company again amended the terms of the Corsair note payable. At the time of the amendment, the accrued interest was $185,903. As per the terms of the amendment, the Company paid $125,000 of the accrued interest, and the remaining $60,903 was reclassified to the principal balance of the note making the principal balance $1,722,418 at December 31, 2001. The amended terms of the note also extended the maturity of the note from May 2004 to December 2004, required no principal payments to be made in 2002 and adjusted the interest rate of the note to 8%.

        In December 2002, the Company signed a letter of intent to amend the terms of the Corsair note payable. Per the terms of the letter of intent, the principal and interest payments scheduled to begin in January 2003 have been reduced to $25,000 for 2003 and 2004 with a balloon payment of $1.4 million due at maturity of the note in December 2004. In July 2003, the Company formally completed the 2002 Amended and Restated Secured Promissory Note.

        In June 2004, the Company made an accelerated principal payment of $250,000 as result of the closing of the Private Placement (Note 7) in accordance with the note agreement.

        In March 2004, the Company amended the terms of the note with Corsair which extended the maturity date to December 2006 and converted the note to fully-amortizing payments of approximately

$50,000 per month beginning January 2005 with an interest rate of 8%. At December 31, 2004 the note balance outstanding was $1,111,707.

  Note Payable to Spieker Properties, L.P.

        In June 2001, the Company and its landlord amended its occupancy lease to reduce costs related to unneeded space and corresponding rental payments. As part of the amendment, the Company agreed to sign a note for $200,000 which carries an interest rate of 9%, and there are no principal or interest payments due until April 2007.

  Note Payable to Sunwest Bank

        In May 2002, the Company entered into two loan agreements with Sunwest Bank. One loan agreement is structured as an equipment line of credit facility for $100,000. The second loan agreement is structured as a $100,000 operating line of credit. Any borrowings under the equipment line of credit are to be repaid with amortizing payments at an adjustable interest rate of prime plus 2.25% (6.5%, at December 31, 2004) due in October 2004, and any borrowings under the operating line of credit are to be repaid at maturity, August 2004, with accrued interest paid monthly at a rate of prime plus 2.0% (6.5%, at December 31, 2004). The loan agreement does not include any specific financial covenants that the Company is required to meet, however the Company is required to inform Sunwest Bank of 1) all material adverse changes to the Company's financial condition and 2) all existing and threatened litigation or claims that could materially affect the financial condition of the Company.

        In May 2002, the Company drew down on the equipment line of credit to finance a $60,704 purchase of computer equipment. At December 31, 2004 and 2003, the balance of the loan was $0 and $20,916, respectively.

        Any borrowings under the operating line of credit were to be repaid at maturity (April 2005), with accrued interest paid monthly at a rate of prime plus 2.00% with a floor rate of 6.50%. In February 2003, the Company drew down the full amount to finance a portion of the annual premium for an insurance policy. On March 15, 2004, Sunwest Bank extended the April 2004 maturity date of the operating line of credit to August 2004, and on August 12, 2004 extended the maturity date to December 2004. On December 3, 2004 Sunwest extended the maturity date to April 2005. At December 31, 2004 and 2003, the balance of the note was $100,000. During the fist quarter of 2005 the Company changed banks from Sunwest to First Regional Bank. The existing line of credit with Sunwest Bank was paid off through a new line of credit with First Regional Bank in the amount of $100,000. As part of this transaction a certificate of deposit (CD) in the amount of $100,000 was established as collateral on the First Regional LOC. This is an interest bearing account which earns 1.90% annually and matures in February 2006. The new LOC with First Regional Bank matures in February 2006 and has an interest rate of 4.9%, or 3 percent over the CD rate.

        The following table represents the contractual payments associated with the notes payable as of December 31, 2004:

	Interest Payments	Principal Payments	Total Payments
Year ending December 31:
2005	$69,643	633,706	703,349
2006	25,347	578,001	603,348
2007	0	0	0
2008	137,430	200,000	337,430
2009	0	0	0

Total	$232,420	$1,411,707	$1,644,127

4.     COMMITMENTS AND CONTINGENCIES

        The Company leases office space and certain equipment under various non-cancelable operating leases. Future minimum lease payments required under operating leases, net of sublease income, as of December 31, 2004 are as follows:

	Sublease (Income)	Operating Leases	Net
Year ending December 31:
2005	(43,656)	$545,458	$501,802
2006	(15,515)	508,460	492,945
2007	0	165,660	165,660
2008	0	20,868	20,868
2009	0	43,475	43,475

Total minimum lease payments	$59,171	$1,283,921	$1,224,750

        Rent expense under such operating leases was $450,363 and $382,627 for the years ended December 31, 2004 and 2003, respectively. The Company's leased office space includes approximately 13,500 square feet of general and administrative office space in Irvine, California through May 2006. In addition, the Company leases approximately 7,000 square feet of office space in Irvine California through April 2007.

        The Company is subject to various legal proceedings from time to time as part of its business. The Company does not believe that it is currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on its business, financial condition and results of operations.

5.     GUARANTEES AND INDEMNIFICATIONS

        The Company has made guarantees and indemnities, under which it may be required to make payments to a third-party, in relation to certain transactions. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. Guarantees and indemnities to customers in connection with product sales generally are subject to limits based on the amount of the related product sales. The Company also indemnifies its directors and officers to the maximum extent permitted under applicable law in effect. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnification in its financial statements.

        The Company generally warrants its products for a period of three months from the date of acceptance of the product by its customers. Warranty costs have historically been minimal.

6.     STOCK-BASED COMPENSATION

Stock Options

2001 Flexible Incentive Plan

        In February 2001, the Board of Directors approved the Company's 2001 Flexible Incentive Plan (the "Stock Option Plan") and authorized approximately 3,900,000 shares to be reserved for issuance pursuant to the Stock Option Plan. In October 2001, upon the approval of the Stock Option Plan by the Department of Corporations of the State of California, the Board of Directors approved the Company's Stock Option Plan, as amended. Under the terms of the Stock Option Plan, as amended,employees and directors are eligible to receive a grant of incentive stock options to purchase shares of the Company's common stock at their fair market value on the date of grant. Options granted under the Stock Option Plan vest at the minimum rate of 20% per year from the grant date, but could vest at an accelerated rate. Options to purchase an aggregate of 2,180,964 shares at prices ranging from $0.06 to $0.07 per share were granted with exercise price at fair value on the date of the grant during the year ended December 31, 2003. At December 31, 2004 and 2003, options to purchase 2,278,528 and 1,714,897shares, respectively, of common stock were exercisable under the Stock Option Plan.

        During 2003, the Company issued 2,180,964 options to purchase commons stock at a weighted-average price of $0.06 per share, fair market value at the time of the grant. Options to purchase 1,000,000 shares vest proportionately every three months over a two-year period from the date of the grant and the remaining 1,180,964 options vest proportionately every three months over a three-year period from the date of the grant.

        The Company's Stockholders approved the adoption of Primal's 2004 Flexible Incentive Plan at the Company's 2004 Annual Meeting of Stockholders held November 12, 2004. Pursuant to the 2004 Flexible Incentive Plan, the Company may issue up to an aggregate of 5,451,073 shares of the Company's common stock, $0.01 par value per share. The Company's 2004 Flexible Incentive Plan provides that the Company's Board of Directors or such appropriately appointed committee, as the case may be, may refrain from issuing awards under the 2004 Flexible Incentive Plan until the Board of Directors or other such committee has determined that such issuance of awards under the 2004 Flexible Incentive Plan will not violate applicable federal or state securities laws.

Options Issued Outside the Stock Option Plan

        In January 2004, the Company issued 360,000 options to purchase common stock to an officer of the Company. The options, which were issued at an exercise price equal to 85% of the fair market value of the Company's common stock on the date of grant, have a ten-year term and vest over a three years and expire in ten year period. Because the exercise price of the options were issued at less than the fair market value of the Company's stock on the date of the grant, the Company records an expense from the options issued ratably over the vesting period, in accordance with APB Opinion No. 25.

Warrants

  •
  In April 2003, the Company issued 250,000 warrants to each of the four non-employee Board members under Section 4(2) of the Securities Act of 1933, as amended. The warrants were issued at an exercise price equal to the fair market value of the Company's common stock on the date of grant, vest over two years and expire in ten years. As the warrants were issued at the fair market value, the Company did not record any expense from the warrants issued, in accordance with APB Opinion No. 25 and related interpretations.

  •
  In June 2004, pursuant to the Private Placement, the Company issued warrants to purchase 7,142,393 shares of the Company's common stock to the Institutional Investors and the

    Accredited Investors (Note 7). The warrants had an estimated fair value of $1,776,000 based on the Black-Scholes valuation model. In addition, the Company issued warrants to purchase 652,174 shares of the Company's common stock to its investment banking firm for services rendered, with a weighted-average exercise price of $0.25 expiring June 2009. The estimated fair value of the investment banking warrants was $163,000 based on the Black-Scholes valuation model.

  •
  In August 2004, the Company issued warrants to purchase 25,000 shares of common stock at $0.22, with an exercise price set at the fair market value of the Company's common stock on the date of grant. The warrants, which were issued to a principal of one of the Company's investment advisors, vest in equal proportions every three months over a two-year period and have a ten-year term.

  •
  In accordance with the provisions of Accounting Principles Board Opinion No. 14, the Company allocated the gross proceeds received in the Private Placement to the common stock and warrants issued based on their relative estimated fair values. As a result of this analysis, the Company has allocated proceeds of $1,036,000 to the warrants (Note 7). Such amount is presented in the "Warrants" line item on the Company's December 31, 2004 consolidated balance sheet, along with the estimated fair value of the investment banking warrants issued in connection with the Private Placement as described above.

        At December 31, 2004 and December 31, 2003, options / warrants to purchase 8,689,566 and 759,312 shares, respectively, of common stock were exercisable from grants outside the Stock Option Plan.

        Information regarding all stock options / warrants issued is as follows:

	Number of Options /Warrants	Weighted- Average Exercise Price
Balances, December 31, 2002	3,278,930	$0.06
Granted (weighted-average fair value of $0.06)	2,180,964	0.06
Exercised	(113,636)	0.07
Canceled	(566,103)	0.07

Balances, December 31, 2003	4,780,155	$0.06
Granted (weighted-average fair value of $0.27)	8,895,567	0.27
Exercised	(925,576)	0.04
Canceled	(181,515)	0.07

Balances, December 31, 2004	12,568,631	$0.21

        The following table summarizes information concerning currently outstanding and exercisable options:

	Options/Warrants Outstanding			Options/Warrants Exercisable
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.03	524,450	7.86	$0.03	349,630	$0.03
$0.05	815,000	7.57	$0.05	806,667	$0.05
$0.06	636,965	8.55	$0.06	265,398	$0.06
$0.07	1,350,899	6.85	$0.07	1,350,899	$0.07
$0.08	360,000	8.62	$0.08	149,998	$0.08
$0.17	48,000	9.84	$0.17	0	$0.17
$0.18	230,000	9.78	$0.18	0	$0.18
$0.20	360,000	9.01	$0.20	119,999	$0.20
$0.22	25,000	0.58	$0.22	25,000	$0.22
$0.23	434,782	4.47	$0.23	434,782	$0.23
$0.25	423,750	9.05	$0.25	105,938	$0.25
$0.28	7,359,785	4.47	$0.28	7,359,785	$0.28

$0.03 to $0.28	12,568,631	5.79	$0.21	10,968,094	$0.20

7.     PRIVATE PLACEMENT

        On June 15, 2004, the Company completed a private placement of its common stock and warrants to Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the "Special Situations Funds" or the "Institutional Investors"). In connection with the private placement, the Company also sold shares of its common stock and warrants to other accredited investors ("Accredited Investors"), including but not limited to each member of the Company's Board of Directors, Chief Executive Officer, and Chief Financial Officer. (Those Accredited Investors who are members of the Company's management are hereafter referred to as "Management Accredited Investors," and those accredited investors who are not members of the Company's management are hereafter referred to as "Non-Management Accredited Investors.") Pursuant to the private placement with the Institutional Investors and the Accredited Investors (the "Private Placement"), the Company issued an aggregate of 14,284,782 shares of its common stock (the "Shares") and warrants to purchase 7,142,393 shares of the Company's common stock (the "Warrants"; together with the Shares, the "Private Placement Securities") for total cash proceeds of $3.3 million. The shares underlying the Warrants may be referred to hereinafter as "Warrant Shares."

        Additionally, investors participating in the Private Placement received a Warrant to purchase one share of common stock for each two Shares purchased. The effective price in the Private Placement was $0.23 for each unit. The Warrants are exercisable in cash, representing a potential $2.0 million in additional proceeds bringing the total gross proceeds of the Private Placement to approximately $5.3 million upon full exercise of the Warrants. There can be no assurance that any or all of the Warrants will be exercised.

        In accordance with the provisions of Accounting Principles Board Opinion No. 14, the Company allocated the gross proceeds received in the Private Placement to the common stock and warrants issued based on their relative estimated fair values. As a result of this analysis, the Company has allocated proceeds of $1,036,000 to the warrants along with the estimated fair value of the investment banking warrants issued in connection with the Private Placement.

        Pursuant to the Private Placement purchase agreement ("Purchase Agreement"), the Company issued an aggregate of 13,043,478 Shares at a price of $0.23 per share to the Institutional Investors and received gross proceeds of $3.0 million in cash from the Institutional Investors. The Company also issued Warrants to the Institutional Investors to purchase an aggregate of 6,521,739 shares of our common stock at an exercise price of $0.28 per share for a five-year period. Additionally, the Company and the Institutional Investors entered into a Registration Rights Agreement, whereby, among other things, the Company agreed to file, and did file on July 30, 2004 and on March 10, 2005, a "resale" registration statement with the Securities and Exchange Commission ("SEC"), covering the Shares and the Warrant Shares in connection with the Private Placement. As a condition precedent to closing the Private Placement with the Institutional Investors under the Institutional Investor Agreements, the Company was required to have received gross proceeds from the sale of its common stock and warrants of not less than $250,000 from accredited investors on terms no more favorable than those offered to the Institutional Investors. The Institutional Investors also required that the accredited investors be comprised of at least, but not limited to, each member of the Company's Board of Directors, Chief Executive Officer, and Chief Financial Officer. Accordingly, the Management Accredited Investors contributed gross proceeds of $125,500 in cash to purchase an aggregate of 545,653 Shares at a price of $0.23 per share and Warrants to purchase an aggregate of 272,827 shares of the Company's common stock exercisable at $0.28 per share for five years. Additionally, the Non-Management Accredited Investors contributed gross proceeds of $160,000 in cash to purchase an aggregate of 695,651 Shares at a price of $0.23 per share and Warrants to purchase an aggregate of 347,827 shares of the Company's common stock exercisable at $0.28 per share for five years.

        In connection therewith, the Non-Management Accredited Investors entered into the Institutional Investor Agreements. The Company and each of the Management Accredited Investors executed a Purchase Agreement and a Registration Rights Agreement, and the Company issued Warrants on terms no more favorable than as offered to the Institutional Investors. Additionally, each of the Management Accredited Investors was required by the Institutional Investors to execute a Lock-Up Agreement providing for certain restrictions on the transfer of shares of the Company's common stock owned by such person as set forth in the Lock-Up Agreement.

Registration Rights Agreements

        Under the terms of the Private Placement, the Company granted the Institutional Investors and the Non-Management Accredited Investors the following registration rights as to their Shares, including Warrant Shares issuable upon the exercise of the Warrants:

  •
  The Company filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC on July 30, 2004 and on March 10, 2005, to enable shares to be resold thereunder. If such registration statements had not been filed with the SEC on or before such time, the Company would have been required to pay liquidated damages to each investor in an amount equal to 1.5% of the aggregate amount invested by such investor for each 30-day period, or pro rata for any portion thereof, that the registration statement is not filed ("Liquidated Damages").

  •
  Upon demand by any investor and upon any change in the price of the Warrants such that additional shares of common stock become issuable upon the exercise of the Warrants ("Additional Shares"), the Company is obligated to file a registration statement on Form SB-2 covering the resale of the Additional Shares. If the Company does not file such registration statement within five days of an investor's demand, the Company will pay Liquidated Damages to each investor.

  •
  Within ten days of the Company becoming eligible to use a registration statement on Form S-3, the Company is obligated to file a registration statement on Form S-3. If such registration statement is not filed with the SEC on or before such time, the Company will pay Liquidated Damages to each investor.

        The registration statements filed with the SEC on July 30, 2004 and on March 10, 2005 were declared effective by the SEC on September 10, 2004 and March 10, 2005, respectively. Subject to certain conditions, the Company will use commercially reasonable efforts to cause the registration statement(s) to remain effective until the earlier of (i) the date on which all registrable securities covered by such registration statement have been sold, or (ii) the date on which all registrable securities covered by such registration statement may be sold pursuant to Rule 144(k). Further, the Company will use commercially reasonable efforts to register or qualify or cooperate with the investors in connection with the registration or qualification of their shares in any public offering under the blue sky laws of the following states: New York, New Jersey, Connecticut, Massachusetts, Pennsylvania, Texas, California, and Nevada.

        All expenses of filing and causing each such registration statement to become and remain effective shall be borne by the Company.

        The Company granted the Management Accredited Investors registration rights that are no more favorable than the terms described above.

Warrants

        The Company issued to the Institutional Investors and the Non-Management Accredited Investors Warrants that may be exercised at a price of $0.28 per share, subject to certain anti-dilutive adjustments. The Warrants expire on June 15, 2009. The Warrants may be called by the Company at the price of $0.01 per Warrant Share if the closing bid price as reported by Bloomberg equals or exceeds $0.56 per share (subject to adjustment) for 30 consecutive trading days commencing after June 15, 2006 and after the registration statement has been declared effective by the SEC.

        Warrant holders do not have any of the rights or privileges of the Company's stockholders, including voting rights, prior to exercise of the Warrants. The Company has reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the Warrants.

        The Warrants issued to the Management Accredited Investors contain terms that no more favorable than those described above.

8.     GOODWILL

        The Company merged with Avery on October 1, 1999. In connection with the merger and subsequent spin-off on February 9, 2001, the Company recorded a total of $8.3 million in goodwill representing the difference between the purchase price Avery paid over the estimated fair market value of the net assets of the Company. On February 9, 2001, the Company was spun-off as a separate company by Avery. However, the goodwill, which was pushed-down to the Company's balance sheet by the parent, Avery, at the time of the merger, remained on the Company's balance sheet at the time it was spun-off.

        Since the spin-off from Avery on February 9, 2001, the economic condition of the communications industry in particular, and the economy in general, has continued to deteriorate. The Company has significantly reduced personnel and expenses during 2001, and the current cash flow forecasts have been reduced significantly as compared to the forecast used at the time of the Avery transactions. Also, the Company's market capitalization has decreased significantly from the spin-off date. As a result, during the quarter ended September 30, 2001, goodwill was deemed impaired, and the Company recorded a charge of $5.6 million to reflect the write down of goodwill to its estimated recoverable value.

        In 2001, the Company adopted SFAS No. 141, Business Combinations, and on January 1, 2002 the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires use of the purchase method of accounting for business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial statements. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. It also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value, and required the testing of goodwill for impairment under the new standard by June 30, 2002. Management completed reviews of each of the Company's reporting units, Systems and Services, and has concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment is present as of January 1, 2002, September 30, 2002, 2003 and 2004. Management will continue to complete an annual testing of goodwill for impairment on September 30th of each year. Such fair value measurements involve significant estimates and assumptions, including the future cash flows, comparable market multiples and discount rates. Changes in such estimates and assumptions could significantly affect the fair value and potential impairment.

9.     EMPLOYEE BENEFITS

        The Company has a qualified 401(k) retirement plan (the "Plan") for its full-time employees and makes contributions at the discretion of the Board of Directors. Total contributions to the Plan were $25,130 for the year ended December 31, 2004.

10.   INCOME TAXES

        For each of the years ended December 31, 2004 and 2003, the expense for income taxes was $1,600. The expense for income taxes for the years ended December 31, 2004 and 2003 reflects the minimum tax due in California.

        A reconciliation of the provision for the income taxes to the amount of income tax expense that would result from applying the federal statutory rate of 34% to income before provision for income taxes is as follows:

	2004	2003
Benefit at statutory rate	$(407,936)	$(94,270)
State taxes, net of federal benefit	28,721	5,298
Adjustment of net operating loss, credit carryforwards and depreciation	133,705	30,041
Change in valuation allowance	242,881	65,579
Other	4,229	(5,048)

	$1,600	$1,600

        The tax effects of temporary differences used in determining the Company's deferred tax assets and liabilities are presented below at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$1,005,851	$576,474
Accruals	250,256	209,524
Credits	314,920	316,829
State taxes	544	2,730
Other	5,549	27,091

Total deferred tax assets	1,577,120	1,132,648
Less valuation allowance	(1,263,801)	(1,020,920)

Net deferred tax assets	313,319	111,728
Deferred tax liabilities:
Basis difference in fixed assets	(313,319)	(111,728)
State taxes	—	—

Total deferred tax liabilities	(313,319)	(111,728)

Net deferred tax assets	$—	$—

        Based upon uncertainties related to the Company's ability to generate sufficient taxable income in the future to realize its deferred tax assets, a full valuation allowance has been provided for the years ended December 31, 2004 and December 31, 2003, as it is more likely than not that the Company's deferred tax asset will not be realized.

        At December 31, 2004, the Company's federal and state loss carryforwards are $2,654,780 and $1,896,426 and will begin to expire in 2019 and 2006, respectively. The Company's research and development credit carryforward is $291,382 and will begin to expire in 2019. However, the net operating loss and research and development credit may change due to utilization within the Avery consolidated group.

        As a result of the merger of Primal Systems, Inc. with and into Avery (see Note 1), the Company's annual use of Primal Systems, Inc.'s net operating losses were limited under Section 382 of the Internal Revenue Code to approximately $160,000 annually.

        In 2001, an adjustment was made to eliminate approximately $2 million of federal net operating loss carryforwards, previously accounted for by the Company on a separate return basis and used by Avery, that are not available to the Company after the spin-off. In 2002, an additional adjustment was made to eliminate approximately $640,000 of federal net operating loss carryforwards. An offsetting adjustment was made to the valuation allowance with no effect on the income tax provision or net income.

11.   SEGMENT AND GEOGRAPHIC INFORMATION

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The operating segments of the Company are managed separately because each segment represents a strategic business unit that offers different products or services.

        The Company's reportable operating segments include Systems and Services. The Systems operating segment develops and markets the Company's integrated suite of client/server and browser-

based software solutions. The Services segment provides after-sale support for software products, programming, maintenance, customization, consulting and application management and hostingservices related to the Company's products and a variety of software languages and platforms.

        The Company does not separately allocate operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of revenues, and gross margin, as this information is the only segment-related information provided to the chief operating decision maker.

        Operating segment data for years ended December 31, 2004 and 2003 were as follows:.

	Systems	Services	Total
Year ended December 31, 2004
Revenues	$2,441,978	5,166,908	7,608,886
Cost of Revenues	96,357	3,620,193	3,716,550

Gross Profit	$2,345,621	1,546,715	3,892,336

Year ended December 31, 2003
Revenues	$2,548,980	$3,967,685	$6,516,665
Cost of Revenues	244,107	2,692,041	2,936,148

Gross Profit	$2,304,873	$1,275,644	$3,580,517

        Revenues are attributed to geographic areas based on the location of the entity to which the products or services were sold. Revenues, gross profit, loss from operations, and long-lived assets concerning principal geographic areas in which the Company operates are as follows:

	North America	Asia / Pacific	Europe	Total
Year ended December 31, 2004
Revenues	$6,511,940	$610,673	$486,273	$7,608,886
Gross Profit	3,331,913	311,989	248,434	3,892,336
Net Loss	(1,026,842)	(96,295)	(76,678)	(1,199,815)
Property and Equipment, net	493,065			493,065
Year ended December 31, 2003
Revenues	$5,492,439	$609,055	$415,171	$6,516,665
Gross Profit	3,017,776	334,639	228,112	3,580,517
Net Loss	(234,797)	(26,037)	(17,748)	(278,582)
Property and Equipment, net	493,407			493,407

12.   RELATED PARTY TRANSACTION

        In September 2003, the Board of Directors approved and completed the sale of 688,235 shares of our common stock to members of the Board of Directors at a price equal to fair market value.

13.   SUBSEQUENT EVENTS

        Following the completion of its merger with another wireless telecommunications company in November 2004, our largest customer notified us of its intention not to renew its license and services agreement with us upon its expiration in accordance with its terms in December 2005. Based upon our conversations with this customer, it is our understanding that our customer's election not to renew its agreement with us was a result of a previous significant investment by its merger partner in an existing billing system in place prior to the merger, and on which most of the combined company's customers already reside. As a result of this event, the Company has incurred a liability for one time termination benefits to be paid to its employees, provided that related employees fulfill their contractual obligations, and announced the terms of such termination benefits to its employees in January 2005. In accordance with SFAS 146 the Company has measured the liability estimated to be approximately $155,000 and will record the charge pro-rata throughout 2005. In accordance with SFAS 146 the estimated liability will be re-measured throughout 2005.

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EXPLANATORY NOTES
TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
MANAGEMENT'S DISCUSSION AND ANALYSIS
DESCRIPTION OF BUSINESS
MANAGEMENT
INDEMNIFICATION
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LITIGATION
LEGAL MATTERS
EXPERTS
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PRIMAL SOLUTIONS, INC. INDEX TO FINANCIAL STATEMENTS
PRIMAL SOLUTIONS, INC. CONSOLIDATED BALANCE SHEETS
PRIMAL SOLUTIONS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
PRIMAL SOLUTIONS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
PRIMAL SOLUTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
PRIMAL SOLUTIONS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS